UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of April 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12

1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F   ☒     Form 40-F   ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes    ☐       No    ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2003

EDP- Electricidadé de Portugal

	By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director

Financial Results

2002

Lisbon, 31 March 2003

Table of Contents

2002 Financial Results

Results Overview

Investments and Financial Debt

EDP Produção

EDP Distribuição

Hidrocantábrico (100%)

Bandeirante

Escelsa

Enersul

Telecoms

Information Technology

Consolidated Financial Results

Consolidated Extraordinary Results

Consolidated Income Statement

Adjusted Cash Flow and Consolidated Balance Sheet

Income Statement by Business Areas

2002 Financial Results

The EDP Group earned consolidated net income of €335.3 million in 2002, corresponding to earnings per share of €0.112 in the period.

€ m	2002	2001	r%

Operating Revenues	6,381.5	5,650.4	12.9%
Operating Costs	4,897.7	4,196.2	16.7%
EBITDA	1,483.8	1,454.2	2.0%
Operating Results	644.6	673.5	-4.3%
Financial Results	(218.9)	(205.3)	-6.6%
Extraordinary Results	(179.8)	126.0	—
Net Income	335.3	450.8	-25.6%
Earnings per share	0.112	0.150	-25.6%

Cash Flow(1)	1,174.5	1,231.5	-4.6%
Adjusted Cash Flow	1,040.6	1,258.7	-17.3%

Operating Investment	1,195.3	849.2	40.8%

Financial Debt	7,837.5	5,799.1	35.1%

Net Debt	7,781.8	5,764.7	35.0%

(1) Cash flow = Net Income + Depreciation + Provisions

General Indicators	2002	2001	r%

Number of electricity clients
Portugal	5,665,005	5,541,418	2.2%
Hidrocantábrico(1)	550,831	538,559	2.3%
Bandeirante	1,297,170	1,252,528	3.6%
Escelsa(2)	954,381	922,579	3.4%
Enersul(2)	596,569	572,323	4.2%

Electricity sales (GWh)
Portugal	36,741	36,042	1.9%
Hidrocantábrico(1)	12,213	11,772	3.7%
Bandeirante	11,833	12,442	-4.9%
Escelsa(2)	6,952	6,887	0.9%
Enersul(2)	3,025	3,128	-3.3%

Number of employees in the core business
Portugal	9,094	9,344	-2.7%
Hidrocantábrico(1)	1,357	1,336	1.6%
Bandeirante	1,345	1,471	-8.6%
Escelsa(2)	1,353	1,411	-4.1%
Enersul(2)	928	978	-5.1%

(1) Hidrocantábrico was equity consolidated (19% x 50%) for the first five months of 2002 (through May 30, 2002). From June until December 2002 it was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

(2) Companies consolidated by the equity method from January 2002 until September 2002. From October 2002 until December 2002 Escelsa and Enersul were fully consolidated in EDP Group.

Note:  The accounts presented in this document are non-audited.

Results Overview

Revenues (€ m)	2002	2001	r%

EDP Produção	1,460.6	1,293.7	12.9%
EDP Distribuição	3,479.7	3,280.0	6.1%
Hidrocantábrico(1)	321.4	—	—
Bandeirante	567.8	690.5	-17.8%
Escelsa(2)	68.0	—	—
Enersul(2)	32.8	—	—
Telecoms	297.5	187.9	58.3%
Information Technology	224.0	189.0	18.5%
Other & Adjustments	(70.3)	9.3	—

Consolidated	6,381.5	5,650.4	12.9%

EBITDA (€ m)	2002	2001	r%

EDP Produção	788.2	749.9	5.1%
EDP Distribuição	489.2	570.5	-14.2%
Hidrocantábrico(1)	67.8	—	—
Bandeirante	72.4	105.3	-31.2%
Escelsa(2)	17.0	—	—
Enersul(2)	6.5	—	—
Telecoms	(45.1)	(83.5)	46.0%
Information Technology	55.3	49.9	10.8%
Other & Adjustments	32.4	62.1	-47.8%

Consolidated	1,483.8	1,454.2	2.0%

EBIT (€ m)	2002	2001	r%

EDP Produção	548.3	515.0	6.5%
EDP Distribuição	93.9	191.2	-50.9%
Hidrocantábrico(1)	38.1	—	—
Bandeirante	31.1	64.6	-51.9%
Escelsa(2)	12.7	—	—
Enersul(2)	2.6	—	—
Telecoms	(116.5)	(136.1)	14.4%
Information Technology	35.6	31.1	14.2%
Other & Adjustments	(1.1)	7.7	—

Consolidated	644.6	673.5	-4.3%

(1) Hidrocantábrico was equity consolidated (19% x 50%) for the first five months of 2002 (through May 30, 2002). From June until September 2002 it was proportionally consolidated in accordance with EDP’s stake in its holding company Adygesinval (40%).

(2) Companies consolidated by the equity method from January 2002 until September 2002. From October 2002 until December 2002 Escelsa and Enersul were fully consolidated in EDP Group.

EDP Group’s revenues for 2002 amounted to €6,381.5 million up 12.9%.

EDP Produção’s (“EDPP”) performance, still the largest contributor to the Group’s EBITDA and EBIT, provides evidence on both its management focus in maintaining the company’s operating costs within best-practice levels and the stable nature of the PPA contracts to which the majority of its installed capacity is bound.

Despite the increase in EDPD’s revenues and the positive results of the 2002 cost-cutting programme, EBITDA and EBIT decreased during the period. This is largely attributable to the regulators tariff cuts on to the Use of the Distribution Grid (URD) and commercialisation (CREDES and CSEP) tariffs following the last regulatory review, which was effective as from January 2002.

Our Brazilian distribution companies have suffered from the adverse effect of a change in consumer habits following the electricity-rationing programme (started on June 4, 2001 and ended on February 28, 2002) and the sharp devaluation of the Brazilian currency against the Euro. During the last quarter, there were strong signs of a recovery in consumption, which should continue throughout 2003. EDP’s distribution companies should also benefit from the 2003 tariff revision in April for Enersul and October for Bandeirante.

Regarding EDP’s telecom operations, 2002 results were particularly affected by the write-off of the mobile subsidiary Oni Way. Oni’s revenues have increased substantially in 2002 and its contribution to EDP’s consolidated EBITDA, although still negative, has improved by €38.4 million. The company is expected to reach EBITDA break-even in 2003/2004.

Investments and Financial Debt

Operating Investments (€ m)	2002	2001

EDP Produção	286.4	140.4

EDP Distribuição	371.2	265.9
(-) Edinfor asset transfer	80.5	—
(=) Group cash investments	290.6	265.9

Hidrocantábrico (40%)	84.8	—

Brazil	125.8	102.4

Telecoms	312.0	239.0

Information Technology	41.8	71.0

Other	53.9	30.6

Total	1,195.3	849.2

Operating investment totalled €1,195.3 million in 2002, up 41% . This increase is due to i) investments made by EDPP, EDPD and Oni and ii) the consolidation of 40% of Hidrocantábrico’s investments.

EDPP invested an extra €143.7 million in the new TER CCGT and €25.7 million in the expansion of the Venda Nova hydro power plant.

EDPD invested an extra €80.5 million in a non-cash intra-group IT asset transfer from Edinfor. The bulk of recurring investment was in the distribution network.

Oni accounts for 26% of total capex, of which €171.2 million was in the mobile operations.

The inclusion of 40% of Hidrocantábrico in 2002 amounted to an extra €84.8 million in capex. Hidrocantábrico invested €54.3 million was invested in the construction of the Castejón CCGT. The rest went to the expansion of the distribution network in Madrid, Alicante and Valencia.

Financial Debt (€ m)	2002	2001

Holding	5,722.8	4,842.7

EDP Produção	69.1	66.8

EDP Distribuição	—	40.1

Hidrocantábrico	816.6	261.0

Brazil	550.2	158.9

Telecoms	622.1	413.2

Information Technology	25.6	16.2

Other	31.0	0.3

Total Financial Debt	7,837.5	5,799.1
Cash and cash equivalents	55.7	34.4

Net Debt	7,781.8	5,764.7

By the end of 2002, the EDP Group’s total financial debt amounted to €7,837.5 million, up 35.1%. The consolidation of EDP’s 40% stake in the new Hidrocantábrico (merger of Adygesinval and Hidrocantábrico), has an impact of €816.6 million. During 2002 the holding’s debt also reflects the €783 million paid to EnBW and the purchase of US$ 357.4 million of Escelsa Bonds.

Oni and the Brazilian subsidiaries, including Escelsa and Enersul, are responsible for about €622.1 million and €550.2 million respectively of EDP’s consolidated debt. We recall that Brazilian electricity utilities are financing state receivables through special loans contracted with BNDES to compensate for the rationing losses and “Parcela A” costs.

Most of EDPP’s external debt is funding two cogeneration plants: €42.5 million relate to a 50MW cogeneration facility developed by Soporgen and another €10.0 million relate to a 44MW plant awarded to Energin. Furthermore, the expansion of Enernova activities, our wind farm developer, accounts for €14.5 million of our debt.

EDP Produção

Energy emission (GWh)	2002	2001	r%

Hydroelectric	6,764	12,607	-46.4%
Thermoelectric	17,437	14,340	21.6%
Binding Generation	24,201	26,948	-10.2%
HDN(1)	139	245	-43.2%
Hidrocenel(1)	243	286	-15.0%
EDP Energia	115	255	-55.0%
Non-Binding Generation	497	786	-36.8%
Biomass	37	18	102.9%
Wind Farms	113	90	24.7%
Cogeneration(2)	589	423	39.4%
Small Hydro(1)	75	4	—
Special Regime Producers	815	536	52.1%
Total EDP emission	25,513	28,270	-9.8%
Pumping	(670)	(485)	-38.2%

Net EDP emission	24,842	27,785	-10.6%

Pego thermal power station (SEP)(2)	4,794	4,022	19.2%
Tapada thermal power station (SEP)(2)	7,126	5,951	19.7%
Auto-producers (SEI)(2)	2,451	2,365	3.6%
Import / (Export) net(2)	1,899	239	—
Direct sales to Ind. Clients (included in Cogeneration)	-449	-347	-29.3%
Gross demand	40,664	40,015	1.6%

Synchronous compensation(2)	(37)	(34)	9.9%
Own consumption - generation(2)	(3)	(3)	0.0%
Own consumption - transmission grid(2)	(9)	(10)	-1.3%
Losses(2)	(683)	(708)	-3.6%

Energy delivered to distribution	39,930	39,259	1.7%

(1) HDN and Hidrocenel’s power stations with installed capacity of less than 10 MW operating in the Non-Biding system are remunerated as Special Regime Producers (“SRP”). SRP generation in HDN represented 51 GWh in 2002 and 4 GWh in 2001 and in Hidrocenel represented 21 GWh in YE2002 and 0 GWh in YE2001.

(2) Source: REN - Rede Electrica Nacional, S.A.

EDP thermal emission (GWh)	2002	2001	r%
Tapada do Outeiro	44	30	49.7%
Carregado	2,408	1,511	59.4%
Barreiro	249	211	17.9%
Setúbal	5,191	3,861	34.4%
Sines	9,532	8,677	9.8%
Alto de Mira + Tunes	13	50	-74.4%
EDP thermal emission in the PES	17,437	14,340	21.6%

Energy emission to the transmission network totalled 40,664 GWh in 2002, a 1.6% increase from 2001 emission level. Due to the low rainfall experienced during 2002 - hydro coefficient of 0.76 in 2002 vs. 1.19 in 2001 - the weight of thermal generation in the total emission by power source has increased in 2002. Given that EDP Produção (“EDPP”) owns virtually all the hydro installed capacity in Portugal, its contribution to the total energy delivered to system fell from 70% in 2001 to 62% in 2002.

Although EDPP’s net emission decreased 10.6%, this had a limited impact on the company’s financial statements since a large percentage of its generation capacity is bound to the PES under long-term Power Purchase Agreements (“PPAs”), that: i) guarantee producers a fixed component (Capacity Charge) based on the contracted availability with the PES, regardless of the energy produced; ii) allow for the pass-through to the final tariff of the total fuel costs through a variable component (Energy Charge) that is invoiced monthly to REN.

Electricity sales (€ m)	2002	2001	r%

PPA Capacity Charge	866.0	851.9	1.7%
PPA Energy Charge	457.9	362.2	26.4%
Total CPPE	1,323.9	1,214.1	9.0%

HDN	29.8	12.9	130.9%
Hidrocenel	27.8	12.6	121.0%
Total Small Hydro	57.6	25.5	126.0%

Wind powered (Enernova)	8.6	5.5	56.0%
Cogeneration (Soporgen & Energin)	32.8	21.6	51.7%
Biomass (Bioléctrica)	0.8	—	—

Total EDP Produção	1,423.7	1,266.7	12.4%

Fuel costs (€ m)	2002	2001	r% %

Coal	148.8	142.8	4.2%
Fuel-oil	259.8	193.9	34.0%
Natural Gas	24.5	12.3	99.8%
Diesel	1.5	4.6	-67.0%
CPPE	434.6	353.6	22.9%

Natural Gas (Soporgen & Energin)	30.9	23.6	30.8%

Total EDP Produção	465.5	377.2	23.4%

Electricity Purchases (€ m)	2002	2001	r% %

HDN & Hidrocenel	37.2	3.7	—

EDPP’s electricity sales in 2002 increased by 12.4% to €1,423.7 million. This includes: i) a  €95.7 million rise in the PPA’s Energy Charge which compensates EDPP’s power stations, operating in the PES, for the higher fuel costs incurred in 2002 and; ii) a €14.1 million increase in the PPA’s Capacity Charge mostly attributable to a higher availability factor in CPPE’s power plants (12 mths. avg. verified availability / 12 mths. avg. contracted availability).

The €88.3 million increase in fuel costs from 2001 level reflects: i) the general rise in fuel prices, the effects of which were felt to a lesser extent in 2001; ii) the higher fuel utilization, associated with a greater use of thermal generation in what was a dry year; and consequently an increase, compared with 2001, in the weight of fuel-oil (more expensive than coal) in the fuel consumption mix of EDPP.

EDPP’s electricity generation gross profit increased by 4.0% from €885.9 million in 2001 to €920.9 million in 2002. This is explained by both the higher availability of CPPE’s power plants and the increased efficiency of the company’s fuel and coal procurement. In fact CPPE managed to “beat” the EU coal price index (used as the PPA Energy Charge’s benchmark by which CPPE is paid for the acquisition of coal). This is reflected in the €23.3 million difference between CPPE fuel costs and the PPA Energy Charge in 2002.

OSS - Non Group (€ m)	2002	2001	r%

Insurance costs	9.2	5.6	65.2%
Maintenance costs	20.8	24.0	-13.3%
Surveilance and security	2.2	2.5	-10.4%
Specialized works	0.7	4.1	-81.9%
Other	17.9	16.0	11.7%

Total Non-Group OSS	50.9	52.2	-2.5%

Personnel costs (€ m)	2002	2001	r%

Total Personnel Costs	119.6	113.5	5.4%
Pension Premiums	9.8	6.7	45.8%
Early Retirement Correction	13.1	10.3	27.7%
Social benefits with early retirees	1.3	1.0	27.7%
Medical care with inactives	6.8	6.1	10.9%

Personnel costs (active workers)	88.5	89.3	-0.9%

Number of employees	2,115	2,172	-2.6%

Despite the sharp increase in insurance costs following September 11, 2001, the 2002 supplies and services provided by non-group companies decreased by 2.5% year-on-year. This reduction reflects the company’s efforts in meeting the Group’s “Efficiency Programme” targets announced at the beginning of 2002. Had the Insurance costs remained at 2001 levels and the decrease in services provided by non-group companies would have been of 9.4%. The raise in supplies and services provided by Group companies of close to €5 million has to do with: I) the accounting, in the last quarter of the year, of some non-recurring costs with SAP information system charged by Edinfor and; ii) the incoice by EDP Valor of services that were previously performed in EDPP. For 2003, EDPP anticipates that supplies and services provided by Group companies will be at approximately 2001 levels, i.e. around €17 million.

Personnel costs for the period amounted to €119.6 million, up 5.4% relative to 2001. When corrected for early-retirements and social benefits with early retirees (which are offset against a provision at the holding company level), pension premiums and other costs associated with non-active workers, personnel costs decreased by approximately 1%. There was a net reduction of 57 employees in EDPP’s workforce in 2002, largely attributable to the transfer of personnel to EDP Valor in the last quarter of the year and so did not offset the effect of the 3.4% salary increase in 2002.

OSS Non-Group - 2002 Cost Savings	Fuel Purchase Efficiency

Operating Income Statement (€ m)	2002	2001	r%

Electricity Sales	1,423.7	1,266.7	12.4%
Services Provided	18.2	14.6	24.9%
Other Sales	18.7	12.4	50.9%
Operating Revenues	1,460.6	1,293.7	12.9%

Electricity	37.2	3.7	—
Fuel for electricity generation	465.5	377.2	23.4%
Direct Activity Costs	502.8	380.8	32.0%

Gross Profit	957.8	912.8	4.9%
Gross Profit/Revenues	65.6%	70.6%	-5.0	p.p

Sundry materials and goods for resale	4.4	3.9	12.3%
Outside supplies and services - Group	22.1	17.4	26.8%
Outside supplies and services - Non-Group	50.9	52.2	-2.5%
Personnel costs	119.6	113.5	5.4%
Generation centre rentals	3.7	3.4	6.6%
Other operating costs (or revenues)	(4.8)	(3.6)	-34.4%
Own work capitalised	(26.2)	(23.9)	-9.6%
Operating Costs	169.6	162.9	4.1%

EBITDA	788.2	749.9	5.1%
EBITDA / Revenues	54.0%	58.0%	-4.0	p.p

Depreciation and amortisation	228.2	225.1	1.4%
Provisions	11.7	9.8	19.0%

EBIT	548.3	515.0	6.5%
EBIT / Revenues	37.5%	39.8%	-2.3	p.p

Investment (€ m)	2002	2001	r%

Binding Generation	55.5	43.4	27.9%
Non-Binding Generation	145.0	63.5	128.4%
Special Regime Producers	58.3	19.6	197.1%
Other investments	27.7	13.9	99.6%

Total operating investment	286.4	140.4	104.1%

Recurring investment	32.8	39.4	-16.7%
Non-recurring investment	253.6	100.9	151.2%

The increase in capex was due to a €25.7 million investment in additional capacity of the Venda Nova hydro power plant (PES) and a €143.0 million investment in initiating construction of the new TER CCGT power plant (NBES). This increase was partly offset by the conclusion, in the beginning of 2002, of the Soporgen and Energin plants, two co-generation plants 82% and 65% owned by EDP.

Venda Nova’s current installed capacity is 90 MW and by September 2004 two additional 94 MW groups are planed to start operating under the current PPA. Total investment in increasing Venda Nova’s capacity (at technical costs) is expected to be in the order of €139.0 million of which €75.0 million has already been done.

The new TER CCGT comprises three 400 MW groups that will start operating in the beginning of 2004, end of 2004 and end of 2006. Out of the total planned investment (at technical costs), which amounts to €675.0 million (or €478.0 million for the first two groups), €204.9 million has already been completed.

The increase in non-recurring investment also includes some €11,8 million by Enernova (wind power generation) to add 18MW of installed capacity to the Serra do Barroso and Cabeço da Rainha wind farms. This capacity will become available during the first half of 2003. The company has plans to invest around €400 million in 550MW of new wind generation capacity until 2008. CAPEX was also influenced by some €34 million related to an intra-group transfer of the Mortagua Biomass power plant (built in 1999), to EDPP’s consolidation perimeter, thus a non-cash investment to the EDP Group in 2002.

EDP Distribuição

Energy Sales (GWh)	2002	2001	r%

Energy delivered to Distribution	39,930	39,259	1.7%
Own consumption - distribution	(20)	(23)	-13.0%
Distribution losses	(3,169)	(3,194)	-0.8%

Total electricity sales (1)	36,741	36,042	1.9%

Electricity sales - PES	35,783	35,522	0.7%
VHV (Very high voltage)	875	797	9.8%
HV (High voltage)	3,396	3,462	-1.9%
MV (Medium voltage)	11,145	11,367	-2.0%
SLV (Special low voltage)	2,894	2,810	3.0%
LV (Low voltage)	16,393	16,021	2.3%
PL (Public lighting)	1,080	1,065	1.5%

Electricity sales - NBES	958	520	84.3%
EDP	644	241	167.1%
HV (High voltage)	78	71	10.1%
MV (Medium voltage)	566	170	232.2%
Non-EDP	314	279	12.7%
HV (High voltage)	104	105	-1.3%
MV (Medium voltage)	210	174	21.2%

(1) Figure presented include Sales to EDP Group.

Electricity consumers	2002	2001	r%

VHV (Very high voltage)	11	11	—
HV (High voltage)	98	98	—
MV (Medium voltage)	20,377	19,536	841
SLV (Special low voltage)	27,290	26,519	771
LV (Low voltage)	5,575,766	5,455,273	120,493
PL (Public lighting)	41,113	39,959	1,154
Binding consumers	5,664,655	5,541,396	123,259

HV (High voltage)	1	2	(1)
MV (Medium voltage)	349	20	329
EDP	350	22	328
HV (High voltage)	3	2	1
MV (Medium voltage)	140	9	131
Non-EDP	143	11	132
Non-binding consumers	493	33	460

Total electricity consumers	5,665,148	5,541,429	123,719
% Growth			2.2%

Total electricity distributed in 2002 reached 36,741 GWh, up 1.9% on 2001, of which the binding system (PES - Public Electricity System) accounted for 97.4% of the total energy distributed in Portugal.

Energy sales in the PES were affected by: (i) the economic slowdown in Portugal and (ii) the transfer of some HV and MV customers from the binding to the non-binding system. SLV and LV segments continue to grow at a healthy rate of 3.0% and 2.3%, respectively.

In the non-binding system, EDP achieved a 67.2% market share, up from 46.3% in 2001, with 644 GWh of electricity sold to its 350 clients in the liberalized market.

As from January 2002 ERSE’s new eligibility threshold for the non-binding system includes all consumers except low voltage ones. By the end of 2002, there were 20,979 eligible clients of which 493 opted to acquire electricity in the market system. By the end of 2002, EDP was supplying 350 clients, of which 271 became EDP Energia clients during the 4Q2002.

The 6% increase in electricity revenues was based on a 2.2% rise in the average final tariff for PES customers and a €70.5 million tariff adjustment.

According to the current Portuguese electricity regulation, differences between ERSE’s forecasts for a given year, regarding EDP Distribuição’s (“EDPD”) electricity purchases per kWh, and the unit cost the company actually incurred after taking into account real consumption give rise to an adjustment that is to be recovered by the company in the tariffs one year later. As such, a tariff adjustment of €70.5 million was recognized in 2002: (i) €20.5 million relate to the reposition of the negative tariff adjustment booked in the year 2000; (ii) €50.0 million relate to the 2002 tariff adjustment as real consumption for the period came significantly below the regulator estimate, used to set up 2002 tariffs, not allowing for the full recovery of EDPD’s fixed component of its electricity purchases.

EDPD’s total revenues is the sum of the regulated revenues of its activities (Use of the Distribution Grid (URD), Network Services (CREDES) and Supply in the Public System (CSEP)) and the cost of electricity purchases. This cost, which is a complete pass-through to the final tariff, encompasses the generation costs, the transmission costs and the global use of the system costs and is also subject to ERSE’s approval and regulation.

Regulated Revenues (URD adjusted to 2002 consumption)	2002

Unit revenue for the Use of the Distribution Grid: HV and MV (€ / MWh)	10.23
Electricity delivered to binding and non-binding consumers: HV and MV (GWh)	37,292
Unit revenue for the Use of the Distribution Grid: LV (€ / MWh)	25.29
Electricity delivered to binding and non-binding consumers: LV (GWh)	20,367
Incentive to losses reduction within the Distribution Activity	(2.2)
t-2 tariff adjustment (€ m)	(14.0)
URD total allowed revenues (€ m)	880.4

Allowed revenues for the Network Services activity: VHV; HV and MV (€ m)	11.2
Allowed revenues for the Network Services activity: SLV (€ m)	9.4
Allowed revenues for the Network Services activity: LV (€ m)	115.5
t-2 tariff adjustment (€ m)	—
CRedes total allowed revenues (€ m)	136.1

Allowed revenues for the Supply in the Public System activity: VHV; HV and MV (€ m)	3.8
Allowed revenues for the Supply in the Public System activity: SLV (€ m)	1.8
Allowed revenues for the Supply in the Public System activity: LV (€ m)	72.7
t-2 tariff adjustment (€ m)	(5.7)
CSEP total allowed revenues (€ m)	72.6

Total allowed revenues after tariff adjustment (€ m)	1,089.1

Electricity Sales (€ m)	2002	2001	r%

VHV (Very High Voltage)	37.9	36.8	3.0%
HV (High Voltage)	155.5	173.8	-10.5%
MV (Medium Voltage)	787.8	778.6	1.2%
SLV (Special Low Voltage)	273.4	261.9	4.4%
LV (Low Voltage)	2,061.7	1,932.2	6.7%
Public lighting	86.6	83.9	3.2%
Interruptibility discounts	(25.5)	(25.6)	0.1%
Tariff correction discounts	(4.5)	(25.3)	82.4%
Invoiced Sales - BES	3,373.0	3,216.3	4.9%

Invoiced Sales - NBES (1)	12.9	2.8	364.2%

Distribution 1999 Reposition	—	35.5	—
Distribution 2000 Reposition	20.5	—	—
Distribution 2001	—	6.7	—
Distribution 2002	50.0	—	—
Tariff Adjustments	70.5	42.2	—

Electricity Revenues	3,456.4	3,261.3	6.0%

(1) In 2001, these revenues were accounted for under “Services provided”. As such, for comparasion purposes the figures presented in 2001  include the amount accounted for under that item (€2.8 million).

Gross profit Analysis (€ m)	2002	2001	r%

Sales to customers	3,456.4	3,261.3	6.0%
Tariff adjustments’ reposition	20.5	35.5	—
Sales to customers before reposition	3,435.9	3,225.8	6.5%
Electricity purchases	2,346.8	2,047.7	14.6%
Allowed Revenues	1,089.1	1,178.1	-7.6%

While the generation tariff, the use of the transmission grid tariff and the global use of the system tariff (reflected in both EDPD’s electricity revenues and direct costs of purchased electricity, thus with a zero-sum impact in the company’s margins) have all increased in 2002, ERSE’s published tariffs for 2002 enforced a decrease in the URD tariff across all voltage segments (4.5% in HV, 9.2% in MV and 5.4% in LV) and in EDPD’s commercial activities’ tariffs. These tariff cuts led to a 7.6% decrease in EDPD’s electricity gross profit.

We recall that EDPD applies the URD tariff and the CREDES tariff for all the energy sold by the suppliers operating in the NBES (958 GWh during the period). In 2002, total revenues originated in the non-binding system reached €12.9 million.

Outside supplies and services (€ m)	2002	2001	r%

Maintenance costs	45.5	53.5	-15.0%
Specialized works	33.1	37.1	-10.7%
Communications	15.7	14.6	7.1%
Insurance costs	5.9	3.6	63.7%
Others	23.2	24.6	-5.5%

Total Non-Group OSS	123.4	133.4	-7.5%

Personnel costs (€ m)	2002	2001	r%

Total Personnel Costs	379.6	367.0	3.4%
Pension Premiums	31.0	26.6	16.5%
Early Retirement Correction	77.1	58.6	31.5%
Social benefits with early retirees	11.9	8.9	33.9%
Medical care with inactives	13.1	10.7	22.1%

Personnel costs (active workers)	246.5	262.2	-6.0%

Number of employees	6,979	7,172	-2.7%

The cost-cutting program implemented at the beginning of 2002 has been very successful since non-group supplies and services decreased 7.5% despite a hefty insurance bill and an increase in communication expenses. Postage costs, which account for 87.4% of communication expenses, increased 10.8% due to the raise of  postage tariffs charged by CTT (Portuguese mail company) and an increase in EDPD’s client base. The savings at S&S have exceeded the initial target by €3.4 million. The 15.0% reduction in maintenance costs is due to a favourable renegotiation of some maintenance contracts and to normal weather conditions, which meant lower additional outsourced maintenance in 2002.

Personnel costs for the period totalled €379.6 million, up 3.4% relative to 2001. If corrected for early-retirements and social benefits with early retirees (which are offset against a provision at the holding company level), pension premiums and other costs associated with non-active workers, personnel costs would have fallen 6.0%. There was a reduction of 193 employees in EDPD’s workforce, of which 178 were transferred to EDP Valor, which now invoices EDPD through “Group S&S”. This more than offset the 3.4% salary increase in 2002. Note that 2001 personnel costs do not fully reflect the reduction in the number of employees (mainly through early retirements) for that year, as this reduction was undertaken towards the end of 2001. EDP has decided to temporarily suspend its early retirement programme since the Portuguese electricity regulator has not yet allowed EDP to share this non-controllable “efficiency cost” with the final tariff.

OSS Non-Group - 2002 Cost Savings	Materials for Investments - 2002 Cost Savings

Operating Income Statement (€ m)	2002	2001	r%

Electricity Sales - Group	2.1	3.1	-31.9%
Electricity Sales - Non-Group	3,454.3	3,255.4	6.1%
Services Provided	21.6	19.9	8.4%
Other Sales	1.7	1.6	7.3%
Operating Revenues	3,479.7	3,280.0	6.1%

Direct Activity Costs	2,346.8	2,047.7	14.6%

Gross Profit	1,132.9	1,232.3	-8.1%
Gross Profit/Revenues	32.6%	37.6%	-5.0	p.p.

Sundry materials and goods for resale	80.1	107.5	-25.5%
Outside supplies and services - Group	79.9	79.9	0.0%
Outside supplies and services - Non-group	123.4	133.4	-7.5%
Personnel costs	379.6	367.0	3.4%
Concession fees	154.0	145.6	5.7%
Other operating costs (or revenues)	(12.6)	(18.1)	30.4%
Own work capitalised	(160.7)	(153.5)	-4.7%
Operating costs	643.6	661.8	-2.7%

EBITDA	489.2	570.5	-14.2%
EBITDA / Revenues	14.1%	17.4%	-3.3	p.p.

Depreciation and amortisation	330.2	324.6	1.7%
Provisions	65.1	54.7	19.1%

EBIT	93.9	191.2	-50.9%
EBIT/ Revenues	2.7%	5.8%	-3.1	p.p.

Investment (€ m)	2002	2001	r%

Distribution Grid	230.9	208.3	10.8%
Public lighting	11.4	16.9	-32.8%
Information Systems	80.8	0.5	—
Other Investments	48.1	40.1	19.8%

Total operating investment	371.2	265.9	39.6%

Recurring investment	266.3	244.3	9.0%
Non-recurring investment	104.9	21.5	387.1%

The 2002 tariff led to a substantial decrease in the gross margin, which, despite the considerable success in reducing operating controllable costs, had a knock-on effect on both EBITDA and EBIT that fell 14.2% and 50.9% respectively to €489.2 million and €93.9 million.

According to ERSE’s approved tariffs for 2003, EDPD regulated revenues for the year will amount to €1,175.9 million (€904.6 million for the URD; €159.0 million for the CREDES; €112.3 for the CSEP activities). In order to derive the URD revenues ERSE has assumed: (i) consumption growth of 5.4% in HV/MV and 6.2% in LV; (ii) CPI of 3.7%; and (iii) an “X factor” of 7.5% for HV/MV and 6.6% for LV. It is worth noticing that the allowed revenues for the CREDES and the CSEP activities, which are not linked to consumption but to accepted costs plus a 9% return on these activities assets, are expected to increase by 17% and 36% respectively from 2002 levels.

The 39.6% increase in capex is explained by an internal change of ownership from Edinfor to EDPD of some €80.5 million worth of assets that relate to non-recurring investments made in a commercial and administrative IT system based on the SAP platform. As such, this transfer does not affect the Group’s cash-(out)flow. EDPD’s recurring investment, which accounted for 71.3% of the company’s 2002 capex, is mostly related to the expansion and improvement of the distribution network.

Hidrocantábrico (100%)

Accounting considerations in Hidrocantábrico acquisition

1                                         Hidrocantábrico / Adygesinval: Post Merger Goodwill (reported to 1-Jan-2002)

The post-merger goodwill was based on Hidrocantábrico’s figures on the 1st of January 2002 and on the acquisition cost of 94% Hidrocantábrico’s shares after all shareholders contributed their stakes in Hidrocantábrico into Adygesinval. The difference arising from Adygesinval’s investment and Hidrocantábrico’s equity was then adjusted to account for Hidrocantábrico’s treasury stock.

2                                         Hidrocantábrico / Adygesinval: Asset Revaluation and Resulting Goodwill (reported to 1-Jan-2002)

Pursuant to the IAS rules, some of Hidrocantábrico’s assets were valued this year in order to ascertain their “fair value” as of January 1, 2002. This resulted in an increase in the book value of the assets in the amount of €680 million: i) generation assets grossed-up by €667 million; ii) land and buildings grossed-up by €20 million; iii) HC’s stake in Trillo power plant grossed-up by an amount which is equal to its CTCs (no impact on HC’s fixed assets); and iv) the REE stake grossed-up by €29 million (market value on January 1, 2002). In addition, this revaluation created a deferred tax in the amount of €36 million, since 15% of the assets gross-up is not tax deductible.

This asset revaluation led to a €680 million decrease in the post-merger goodwill. The resulting goodwill of €1,122 million will be amortized as from January 1, 2002 for 20 years. It is important to note that 85% of the original goodwill amount is tax deductible, allowing Hidrocantábrico to increase its after taxes cash-flow (note: Spanish corporate tax - 35%).

3                                         Goodwill at EDP S.A. Balance Sheet from the investment in Adygesinval (as of May 31, 2002)

According to the shareholders’ agreement signed between EDP, EnBW, CajAstur and Cáser, EDP paid €783 million to EnBW to reach a final 40% interest in Adygesinval. This resulted in a €116 million goodwill, at EDP S.A., to be amortized in 20 years (EDP’s 2002 accounts will show seven months of GW amortization).

Spain Energy Balance (GWh)	2002	2001	r%

Generation	171,524	172,422	-0.5%
Special Regime	34,048	30,282	12.4%
Imports	9,595	7,432	29.1%

Total Demand	215,167	210,136	2.4%

Regulated Distribution	150,010	146,038	2.7%
Supply	60,802	59,959	1.4%
Exports	4,355	4,139	5.2%

HC’s Net Electricity Generation (GWh)	2002	2001	r%

Hydroelectric	771	866	-11.0%
Nuclear	1,212	1,222	-0.8%
Aboño	6,425	6,439	-0.2%
Soto de Ribera	4,572	3,394	34.7%
Coal	10,997	9,833	11.8%
Castejón CCGT	328	—	—

Total Generation	13,308	11,921	11.6%
Pumping	(132)	(141)	-6.4%

Energy delivered to the Pool	13,176	11,780	11.9%

HC’s Performance in the Pool	2002	2001	r%

Average HC Selling Price (1) (€/MWh)	44.15	37.11	19.0%
Average Pool Price (1) (€/MWh)	47.15	39.30	20.0%
HC’s market share in wholesale market	7.7%	6.8%	0.8	p.p.

(1) Includes wholesale market, ancillary services and capacity payment.

HC’s Fuel Costs	2002	2001	r%

Average HC Fuel Cost (€/MWh)	15.06	15.48	-2.7%

Growth in demand in the Spanish electricity market and the increased use of the system’s thermal power plants due to lack of rain and a low system reserve margin resulted in an 11.9% increase in Hidrocantábrico’s net emission to 13,176 GWh.

Given that Hidrocantábrico is long in generation and heavily weighted on thermal power, especially on coal-fired power plants, it was able to place its electricity surplus in the Spanish pool at very competitive prices in 2002. This, and the fact that the new Castejón CCGT plant started dispatching on October 1, 2002 enabled Hidrocantábrico to increase its market share by 0.8 p.p. on a yearly basis to 7.7%.

Spanish pool prices were relatively high for most of 2002 enabling Hidrocantábrico to achieve an average selling price of €44.2 per MWh which along with a 2.7% decrease in the average fuel cost resulted in an improvement of the company’s sales margin vis-à-vis 2001.

Distribution (GWh)	2002	2001	r%

Low Voltage	2,027	1,944	4.3%
Medium Voltage	807	755	6.9%
High Voltage	5,492	5,220	5.2%
Electricity	8,326	7,919	5.1%
of which: access clients	1,051	920	14.2%

Gas	1,777	1,593	11.6%
of which: access clients	360	73	393.2%

Supply (GWh)	2002	2001	r%

Asturias	843	795	6.0%
Rest of Spain	3,044	3,058	-0.5%
Electricity supplied	3,887	3,853	0.9%

Asturias	196	4	—
Rest of Spain	1,750	—	—
Gas supplied	1,946	4	—

Distribution (# customers)	2002	2001	r%

Low Voltage	548,423	536,131	2.3%
Medium Voltage	649	596	8.9%
High Voltage	19	19	0.0%
Electricity	549,091	536,746	2.3%
of which: access clients	525	501	4.8%

Gas	146,037	136,539	7.0%
of which: access clients	12	3	300.0%

Supply (# customers)	2002	2001	r%

Asturias	476	459	3.7%
Rest of Spain	1,789	1,855	-3.6%
Electricity customers	2,265	2,314	-2.1%

Asturias	8	2	—
Rest of Spain	77	—	—
Gas customers	85	2	—

Distribution (€ m)	2002	2001	r%

Transmission tariff	3.6	3.3	8.8%
Distribution tariff	90.2	83.8	7.6%
Commercialisation tariff	7.2	7.1	1.3%
Elect. regulated rev.	101.1	94.3	7.2%

Distribution tariff	23.9	—	—
Commercialisation tariff	1.9	—	—
Regulated revenues (1)	25.8	—	—
Non-regulated gr. profit (2)	5.4	26.0	—
Gas gross profit	31.2	26.0	19.9%

(1) 2002 - March until December values

(2) 2002 - January and February values

Supply (€ m)	2002	2001	r%

Asturias	44.7	39.1	14.3%
Rest of Spain	162.5	151.4	7.3%
Electricity sales	207.2	190.5	8.7%

Asturias	2.9	0.1	—
Rest of Spain	25.9	—	—
Gas sales	28.9	0.1	—

Of the 8,326 GWh distributed by Hidrocantábrico last year, 66% was sold to industrial clients. According to the prevailing regulation for the Spanish electricity sector, Hidrocantábrico’s allowed (or regulated) revenues for the electricity distribution activity amounted to €101.1 million.

Following the liberalization of the gas market at the beginning of 2002, gas distribution to regulated clients fell 6.8% by year-on-year to 1,417 GWh as industrial clients and cogenerators switched to non-regulated supply. Nevertheless, Hidrocantábrico’s gas network distribution increased 11.6%. Since late February 2002, the Spanish gas distribution activity is subject to a new regulation that sets a cap on the distributors gross profit through the definition of allowed (or regulated) revenues for this activity. According with the new regulation Hidrocantábrico’s allowed (or regulated) revenues for this activity totalled €25.8 million since March 2002, with the remaining €5.4 million of gross profit corresponding to the sales at a unit tariff during January and February.

Higher electricity pool prices in 2002 meant that Hidrocantábrico had no incentive to sell aggressively outside Asturias with the subsequent 2.1% fall in the number of clients in 2002. Nonetheless, the prevailing high pool prices made up for the lower number of clients and enabled Hidrocantábrico to increase its non-regulated electricity supply revenues by 8.7% year-on-year.

As for the non-regulated gas activity, the first year of liberalization gave Hidrocantábrico the capability to expand outside Asturias - reaching close to 2,000 GWh of gas distributed. Gas distribution should grow strongly since the Spanish electricity generation system is moving more towards gas power.

Business Areas	Generation & Supply				Electricity Distribution				Gas Distribution				Special Regime
Breakdown	2002	2001	r%		2002	2001	r%		2002	2001	r%		2002	2001	r%

Revenues	1,030.7	666.8	54.6%		488.1	416.2	17.3%		55.6	63.1	-11.8%		34.1	22.5	51.5%
Direct Costs	695.4	423.4	64.2%		385.3	315.1	22.3%		22.1	29.5	-25.1%		24.7	18.1	36.4%
Gross Profit	335.3	243.4	37.8%		102.7	101.1	1.6%		33.5	33.6	-0.2%		9.4	4.4	114%
Gross Profit/Revenues	32.5%	36.5%	-4.0	p.p.	21.0%	24.3%	-3.2	p.p.	60.3%	53.2%	7.0	p.p.	27.6%	19.5%	8.0	p.p.

Personnel Costs	33.4	31.4	6.5%		21.5	21.1	1.8%		2.5	2.4	2.7%		5.4	4.6	18.3%
Other Operating Costs (net)	21.7	17.5	23.8%		23.7	18.5	28.4%		3.4	3.5	-3.3%		(3.9)	(0.7)	-442%

EBITDA	280.2	194.5	44.0%		57.5	61.5	-6.5%		27.6	27.6	-0.1%		7.9	0.5	—
EBITDA/Revenues	27.2%	29.2%	-2.0	p.p.	11.8%	14.8%	-3.0	p.p.	49.7%	43.8%	5.8	p.p.	23.1%	2.3%	20.8	p.p.

Depreciation	84.2	61.8	36.3%		27.4	26.3	4.4%		9.1	8.4	7.7%		4.6	2.2	115%
Provision	0.4	0.2	80.3%		0.3	(0.0)	—		0.7	0.1	813.8%		4.7	0.1	—

EBIT	195.6	132.5	47.6%		29.7	35.3	-15.7%		17.9	19.2	-6.8%		(1.5)	(1.7)	10.5%
EBIT/Revenues	19.0%	19.9%	-0.9	p.p.	6.1%	8.5%	-2.4	p.p.	32.1%	30.4%	1.7	p.p.	-4.5%	-7.5%	3.1	p.p.

# of employees	589	554	6.3%		388	396	-2.0%		62	58	6.9%		139	154	-9.7%

The electricity generation and supply activity, which accounts for more than 70% of Hidrocantábricos’s operating cash-flow, posted a 44.0% increase at the EBITDA level. The company sold more energy at higher prices because of: of i) a 2.4% electricity demand growth in Spain; ii) the intensive use of Hidrocantábrico’s coal-fired power plants; and iii) the high pool prices experienced during 2002.

The higher than expected generation costs - high pool prices and development of renewable capacity - have contributed to the widening of the Spanish system’s “tariff deficit” which in the case of Hidrocantábrico amounted to €24.7 million in 2002. Hidrocantábrico has already accounted for this tariff deficit in accordance with the current regulation for a deficit year, which resulted in a negative impact on its generation activity net sales figure of €24.7 million.

Hidrocantábrico’s electricity distribution business continues to expand to the Madrid, Valencia and Alicante markets. This resulted in a 28.4% increase in 2002’s operating costs.

The performance of the gas distribution activity was affected by a regulatory change (February 2002) that guarantees a stable gross margin. This meant flat EBITDA since 4Q2002 was based on a “stable margin regulation” versus a 4Q2001 based on unit tariffs and supported by high demand.

Hidrocantábrico’s involvement in the development of special regime projects is carried out for the most part by SINAE S.A., an 80% owned subsidiary (60% on Dec. 31, 2002). At present, SINAE’s relevance as a contributor to Hidrocantábrico consolidated results is limited. However, Hidrocantábrico’s strategic plan foresees a substantial increase in the expansion of its renewable capacity (mostly wind) with the addition of some 500 MW between 2003 and 2007.

Financial Results (€ m)	2002	2001	r%

Interest receivable / (payable)	(81.3)	(40.1)	-102.5%
Gains / (losses) in group and associated companies	(0.6)	5.9	—
Goodwill amortization	(61.5)	(4.2)	—
Other gains / (losses)	1.5	0.4	249.1%

Financial Results	(141.8)	(38.0)	-273%

Equity Method (€ m)	2002	2001	r%

REE (10%)	9.5	9.1	4.3%
Telecommunications	(11.6)	(6.0)	-92.3%
Other	1.5	2.8	-45.7%

Total	(0.6)	5.9	—

Goodwill Amortization (€ m)	2002	2001	r%

Merger Goodwill	56.1	—	—
REE	3.2	2.0	55.9%
Other	2.2	2.2	0.0%

Total	61.5	4.2	—

Extraordinary Results (€ m)	2002	2001	r%

Fixed assets gains / (losses)	(5.2)	1.9	—
Prior year adjustment (net)	(7.4)	2.1	—
Other gains / (losses)(1)	(21.8)	(11.0)	-98%

Extraordinary Results	(34.3)	(7.1)	-387%

(1) Includes a non-recurring generic provision of €21.7 million.

Investment (€ m)	2002	2001	r%

Generation	66.5	112.7	-40.9%
Electric distribution	68.5	40.0	71.2%
Comercialisation	2.2	5.3	-57.8%
Gas distribution	29.5	17.8	65.5%
Special Regime	43.1	19.0	126.7%
Other operating investment	2.0	2.9	-30.8%

Total operating investment	211.9	197.8	7.2%

Recurring investment	89.4	80.9	10.5%
Non-recurring investment	122.5	116.9	4.8%

Hidrocantábrico's Financial Debt and Interests

Hidrocantábrico’s financial debt increased following the merger with Adygesinval. Adygesinval had a debt of €1,095 million at the end of 2002 from the financing of Hidrocantábrico’s acquisition. This had a knock-on effect on financial charges in 2002.

The conclusion of Castejón CCGT allowed for a fall in capex in generation but investments were made in other areas. €19.7 million was invested in the expansion of electricity distribution to the Madrid, Valencia and Alicante with an overall increase in capex in this area of 71%. Investments in gas increased following the acquisition of Gas Figueres, S.A. (€7.0 million) and the development of the gas network.

Of the €43.1 million invested in special regime projects, €12.9 million are related to the construction of a wind farm with a total installed capacity of around 34 MW near Burgos. In 2003, Hidrocantábrico plans to invest €125.0 million in order to conclude this project and to begin the construction of 7 wind farms with a combined installed capacity of approximately 360 MW (to start operations between 2003 and 2005).

The second CCGT power plant with 400 MW of installed capacity, which should start operations by 2005, has a planned investment of approximately €200.0 million. Construction should start by the end of 2003 with the main investment in 2004 and 2005.

	Old HC				New HC
Income Statement (€ m)	2002	2001	r%		2002

Revenues	1,436.2	1,179.8	21.7%		1,436.2

Direct Costs	963.6	797.5	20.8%		963.6

Gross Profit	472.6	382.2	23.6%		472.6
Gross Profit/Revenues	32.9%	32.4%	0.5	p.p.	32.9%

Outside supplies and services	67.4	52.0	29.5%		68.3
Personnel costs	78.8	76.1	3.6%		78.8
Other operating costs (or revenues)	3.7	6.5	-44.0%		3.7
Own work capitalised	(13.0)	(10.1)	-28.3%		(13.0)
Operating Costs	136.8	124.5	9.9%		137.8

EBITDA	335.8	257.8	30.3%		334.8
EBITDA/Revenues	23.4%	21.8%	1.5	p.p.	23.3%

Depreciation	85.8	102.0	-15.9%		128.7
Provision	7.3	0.8	—		7.3

EBIT	242.7	155.0	56.6%		198.9
EBIT/Revenues	16.9%	13.1%	3.8	p.p.	13.8%

Financial income and gains	14.8	14.7	0.9%		14.9
Financial expenses and losses	62.2	52.7	18.0%		156.7
Financial Results	(47.4)	(38.0)	-24.5%		(141.8)

Extraordinary income and gains	6.6	15.2	-56.8%		6.6
Extraordinary expenses and losses	41.4	22.2	86.1%		40.9
Extraordinary Results	(34.8)	(7.1)	—		(34.3)

Income Before Taxes	160.5	109.9	46.0%		22.7

Income taxes	51.8	36.6	41.6%		10.3
Minority interests	(2.1)	(1.0)	-114.3%		(2.1)

Net Income	110.9	74.3	49.1%		14.6

Number of employees	2002	2001	r%

Number of employees	1,357	1,336	1.6%

Hidrocantábrico’s “pre-merger” EBITDA and Net Income increased by 30.3% and 49.1% respectively between 2001 and 2002.

The “New Hidrocantábrico” results, presented on the right-hand side of the table, are the result of the merger between the “Old Hidrocantábrico” and its holding company Adygesinval following the €680 million asset revaluation. The €14.6 million of the post-merger net income was mostly affected by non-cash items (increase in fixed asset’s depreciation and decrease in the goodwill amortization) and by the inclusion of Adygesinval’s financial costs.

Hidrocantábrico’s net income would have been higher had the company accrued its “tariff deficit” recovery allowance in 2002. In fact, the Spanish government has recognised the right of the electricity companies to receive compensation for the 2000, 2001 and 2002 “tariff deficit”. This “tariff deficit” is to be recovered through an annual tariff increase between 2003 and 2010. Hidrocantábrico’s share of the tariff deficit is 4.28%, or €61.0 million, revenues which the company has decided not to accrue in 2002.

Note: Hidrocantábrico was equity consolidated (19% x 50%) in EDP Group for the first five months of 2002 (through May 30, 2002). From June until December 2002 it was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Hidrocantábrico’s contribution to EDP Group’s consolidated accounts since June 2002 is presented on page 42.

Bandeirante

Energy Sales (GWh)	2002	2001	r%

Energy contracted	13,538	14,033	-3.5%
Itaipú’s contract losses	(519)	(651)	-20.3%

Transmission losses	(300)	(325)	-7.7%

Energy delivered to distribution	12,719	13,057	-2.6%
Distribution losses	(886)	(614)	44.4%

Energy sales to MAE (wholesale market)	1,668	1,505	10.8%
Residential	2,115	2,296	-7.9%
Industrial	5,991	6,409	-6.5%
Commercial	1,130	1,363	-17.1%
Other	929	869	6.9%
Energy sales to final customers	10,165	10,937	-7.1%

Total energy sales	11,833	12,442	-4.9%

Gross profit (R$ m)	2002	2001	r%

Energy acquisition	899.2	865.7	3.9%
Other direct activity costs	244.3	265.0	-7.8%
Regulatory adjustments	8.8	37.9	-76.9%
Total direct activity costs	1,152.3	1,168.6	-1.4%

Electricity sales to MAE (wholesale market)	99.5	(33.2)	—
Residential	461.0	372.8	23.7%
Industrial	694.6	578.1	20.2%
Commercial	233.3	204.7	14.0%
Other	131.8	95.7	37.7%
Electricity sales to final customers	1,520.7	1,251.3	21.5%
Total electricity sales	1,620.2	1,218.1	33.0%

Other revenues & taxes	(103.3)	(58.8)	-75.6%
Regulatory adjustments	17.5	423.5	-95.9%
Total revenues	1,534.4	1,582.8	-3.1%

Gross profit	382.1	414.2	-7.8%

In 2002, Bandeirante’s electricity sales to final customers totalled 10,165 GWh, down 7.1% on a yearly basis. This decrease, particularly in the commercial and residential segment was due to i) the impact on consumer habits following the electricity-rationing programme enforced in 2001 by the Brazilian government (ended on February 28, 2002), and iii) Brazil’s economic slowdown.

Revenues from electricity sales amounted to R$1,521 million, increasing 21.5% as a result of: i) the 19.43% yearly tariff adjustment in October 2001; ii) the extraordinary tariff adjustment of around 6%, implemented by ANEEL on December 27, 2001; and iii) the 19.09% yearly tariff adjustment in October 2002. It is worth mentioning that Bandeirante has a tariff revision every 4 years, the next one being on October 23rd, 2003, which should have a positive impact.

Despite the abovementioned tariff adjustments and the lower direct activity costs, Bandeirante’s gross profit decreased 7.8% year on year to R$382.1 million. This is mainly justified by i) the one-off amount related to the “Regulatory Adjustment” accrued in the 2001 revenues; and ii) the reposition of the proportional amount of these accrued revenues that have already been recovered in 2002 through the 6% extraordinary tariff increase granted by ANEEL (-R$81.8 million included in “other revenues & taxes” line). Bandeirante sold substantially more electricity to the wholesale market (the MAE) at a much lower gross margin.

Nevertheless, on a stand-alone basis, the 4Q2002 gross profit increased 6.8% from the 3Q2002 due to: i) the yearly tariff adjustment in October 2002 ii) the recovery of 1.3% in consumption, and iii) revenues in the amount of R$41.3 million in the 4Q2002’s regarding the energy sold by Bandeirante in the MAE.

Note: The “Regulatory Adjustment” item includes the amounts related to the recovery of the rationing losses and the non-controllable cost items commonly known in Brazil as the “Parcela A”, which were accrued in the company’s accounts. These accrued revenues are being recovered through the 6% extraordinary tariff increase granted by ANNEL. This tariff increase is being accounted in the invoiced electricity sales to final costumers and its reposition is being booked in the “Other revenues & Taxes” item.

Financial Debt (R$ m)	2002	2001	r%

EPD Brasil S.A. (Group)	382.2	473.2	-19.2%
BNDES	272.0	7.5	—
Others	159.4	60.8	162.1%
Local currency	813.5	541.5	50.3%

Dollar Denominated Debt	51.9	16.9	206.9%

Total Financial Debt	865.4	558.4	55.0%

Rationing Losses & “Parcela A” Asset to Recover	322.4	331.5	-2.8%

Financial Results (R$ m)	2002	2001	r%

Interest receivable / (payable)	(14.6)	(18.0)	18.8%
Favourable / (unfavourable) FX	(8.7)	(65.0)	86.6%
Other gains / (losses)	(81.8)	139.0	—

Financial Results	(105.2)	56.0	—

Extraordinary Results (R$ m)	2002	2001	r%

Fixed assets gains / (losses)	1.7	(0.9)	—
Decrease / (increase) in depreciation and provisions	4.8	2.8	71.5%
Inventory gains / (losses)	(4.4)	(4.3)	-1.9%
Bad debts	(14.4)	(12.8)	-12.7%

Extraordinary Results	(12.3)	(15.3)	19.2%

Investment (R$ m)	2002	2001	r%

Recurring investments	72.5	92.3	-21.4%
Non-recurring investments	21.8	4.4	397.0%

Total Operating Investments	94.3	96.6	-2.4%

Number of employees	2002	2001	r%

Number of employees	1,345	1,471	-8.6%

Financial Debt
2002	2001

The increase in Bandeirante’s financial debt is mainly explained by the BNDES loan that was granted in 2002 to all the Brazilian utilities. This loan basically anticipates the approved recovery of the rationing losses and “Parcela A”, incurred by the distribution companies, following the Brazil rationing programme. Bandeirante was attributed for this purpose R$306.1 million, of which R$45.9 million was received in 4Q2002. It is important to note that Bandeirante accounted for a receivable asset related the approved recovery in the amount of R$322.4 million. The interest borne on this loan is a pass-through to the final tariff (no impact in the P&L).

The financial gain (R$167 million) related to the early redemption of Bandeirante’s US dollar denominated debt was accounted in 2001. This operation had a positive effect in the 2002 foreign exchange losses. Regarding “other financial gains / (losses)” the 2002 figure was negatively affected by the increase of the CDI rate and the IGP-M price index, to which some of the existing financing contracts are linked.

The R$21.8 million non-recurring investment corresponds to the modernization and automation of the distribution network, which will continue to result in lower required maintenance services and a decrease in headcount.

Income Statement	R$ million				€ million
	2002	2001	r%		2002	2001	r%
Revenues	1,534.4	1,582.8	-3.1%		567.8	690.5	-17.8%

Direct Activity Costs	1,152.3	1,168.6	-1.4%		429.1	497.4	-13.7%

Gross Profit	382.1	414.2	-7.8%		138.7	193.1	-28.2%
Gross Profit/Revenues	24.9%	26.2%	-1.3	p.p.	24.4%	28.0%	-3.5	p.p.

Sundry materials & goods for resale	7.5	5.8	28.7%		2.9	2.8	2.9%
Outside supplies and services	77.1	76.1	1.2%		27.7	36.4	-23.9%
Personnel costs	87.8	92.7	-5.2%		31.8	43.9	-27.6%
Other operating costs (or revenues)	13.0	12.9	0.6%		4.8	4.7	0.3%
Own work capitalised	(2.1)	(2.1)	0.3%		(0.8)	—	—
Operating Costs	183.3	185.5	-1.2%		66.3	87.8	-24.5%

EBITDA	198.7	228.7	-13.1%		72.4	105.3	-31.2%
EBITDA/Revenues	13.0%	14.5%	-1.5	p.p.	12.8%	15.3%	-2.5	p.p.

Depreciation	111.8	75.3	48.4%		41.3	35.8	15.4%
Provision	—	4.0	—		—	4.9	—

EBIT	87.0	149.5	-41.8%		31.1	64.6	-51.9%
EBIT/Revenues	5.7%	9.4%	-3.8	p.p.	5.5%	9.4%	-3.9	p.p.

Financial Results	(105.2)	56.0	—		(34.5)	32.8	—
Extraordinary Results	(12.3)	(15.3)	19.2%		(6.5)	(10.8)	39.7%

Income Before Taxes	(30.5)	190.2	—		(9.9)	86.6	—
Income taxes	(19.2)	72.0	—		(5.3)	16.8	—

Net Income	(11.3)	118.2	—		(4.6)	69.9	—

Although high inflation (25.3%) had put pressure on costs in the 2H2002, operating costs decreased 1.2% to R$183.3 million in 2002. Personnel costs fell 5.2% since the number of employees went down by 126.

EBITDA decreased 13.1% following the decline in gross profit. This is not directly comparable due the one-off amount accrued in 2001. From 2003 onwards the gradual termination of the “contratos iniciais” (take or pay acquisition contracts with generators) and the October 2003 tariff revision may benefit Bandeirante’s gross profit.

Following the de-merger of Bandeirante, in October 2001, EDP has revaluated Bandeirante’s assets. Therefore, Bandeirante’s 2002 financials include the impact of this asset revaluation. The details of the accounting considerations associated with this revaluation are presented in the next page.

Important note: On 1 October 2001, Bandeirante began its activity with a new business configuration after the de-merger (split) process, being now 96.50% controlled by EDP and fully consolidated. Therefore, for comparison purposes, Bandeirante's 2001 data presented in this section is pro-forma taking in consideration 54% of Bandeirante from January 2001 until September 2001 and 100% from October 2001 until December 2001. We also present the values in Euros which were consolidated in EDP accounts in 2001.

Accounting considerations to consolidate Bandeirante in EDP

Bandeirante 2002 R$ m	Statutory accounts	Revaluation adjustments		Goodwill adjustments		Accounts consolidated in EDP

BALANCE SHEET:
Intangible Assets	13.2	2.3	(1)	—		15.5
Fixed Assets	893.3	248.4	(1)	—		1,141.7
Other Assets	871.1	—		—		871.1
Accruals and Defferals	538.4	—		(151.2	)(6)	387.2
Total Assets	2,316.0	250.7		(151.2)		2,415.4

Financial Debt	865.4	—		—		865.4
Other Liabilities	693.9	—		—		693.9
Accurals and Defferals	139.205	85.6	(2)	—		224.8
Total Liabilities	1,698.5	85.6		—		1,784.1

Shareholders’ Equity	617.4	165.1	(3)	(151.2	)(7)	631.3

Total Liabilities + Equity	2,316.0	250.7		(151.2)		2,415.4

INCOME STATEMENT:
EBITDA	198.7	—		—		198.7
Depreciation	71.2	40.6	(4)	—		111.8
EBIT	127.6	(40.6)		—		87.0

Financial Results	(120.8)	—		15.7	(8)	(105.2)
Extraordinary Results	(3.8)	1.8		(10.4	)(8)	(12.3)

Income before taxation	3.0	(38.7)		5.2		(30.5)
Income taxes	(5.4)	(13.8	)(5)	—		(19.2)

Net Income	8.4	(24.9)		5.2		(11.3)

Asset Revaluation:

(1)                                  Asset revaluation (R$292.3 million) minus the accumulated impact in depreciations since October 2001 until December 2002.

(2)                                  Deffered tax (R$99.4 million) minus its use in the period.

(3)                                  “Revaluation Reserve” of R$292.3 million, minus the deferred tax and the accumulated impact in depreciations.

(4)                                  Depreciation increase as a result of the asset revaluation.

(5)                                  Use of the deferred tax.

Goodwill Adjustments:

(6)                                  Elimination of Bandeirante’s tax credits in goodwill.

(7)                                  Elimination of Bandeirante’s goodwill (R$460.6 million), corrected by the dividends protective provision (R$304.0 million) related to goodwill.

(8)                                  Elimination of: i) the goodwill amortization, and ii) the utilization of the dividends protective provision.

It is important to mention that the accounting procedures presented above have only been taken into consideration in the Group’s consolidated accounts and do not affect Bandeirante’s statutory accounts.

Bandeirante’s asset revaluation, reported to October 2001, resulted in an increase in the book value of R$292.3 million. Since this revaluation is not tax deductible, a deferred tax in the amount of R$99.4 million is reflected in the balance sheet. Furthermore, for consolidation purposes the goodwill booked in Bandeirante is eliminated and accounted in Euros at EDP S.A., since goodwill amortization cannot suffer monetary variations. The net goodwill of Bandeirante in EDP S.A. at the end of 2002, after the revaluation, amounts to €219.3 million and will have an annual amortization of €8.4 million.

Nevertheless, Bandeirante continues to have potential tax savings from the annual goodwill amortization booked in its statutory accounts, during the concession period until 2027 (note: the gain from the utilization of the protective provision is not taxable - see notes).

Escelsa

Energy Sales (GWh)	2002	2001	r%

Energy contracted	8,280	8,208	0.9%
Itaipú’s contract losses	(228)	(295)	-22.9%

Transmission losses	(262)	(299)	-12.3%

Energy delivered to distribution	7,790	7,614	2.3%
Distribution losses	(838)	(726)	15.3%

Energy sales to MAE (wholesale market)	587	783	-25.0%
Residential	1,134	1,186	-4.4%
Industrial	3,290	3,051	7.8%
Commercial	839	780	7.6%
Other	1,102	1,087	1.4%
Energy sales to final customers	6,365	6,104	4.3%

Total energy sales	6,952	6,887	0.9%

Gross profit (R$ m)	2002	2001	r%

Energy acquisition	424.3	391.6	8.3%
Other direct activity costs	119.1	113.8	4.7%
Regulatory adjustments	7.4	25.0	-70.3%
Total direct activity costs	550.8	530.4	3.8%

Electricity sales to MAE (wholesale market)	33.2	14.9	123.3%
Residential	254.7	227.0	12.2%
Industrial	321.1	245.9	30.6%
Commercial	153.4	112.8	36.1%
Other	128.1	103.0	24.4%
Electricity sales to final customers	857.4	688.8	24.5%
Total electricity sales	890.6	703.7	26.6%

Other revenues & taxes	(60.2)	(45.5)	-32.4%
Regulatory adjustments	6.8	209.6	-96.7%
Total revenues	837.2	867.8	-3.5%

Gross profit	286.5	337.4	-15.1%

Escelsa’s 2002 electricity sales to final customers increased 4.3% totalling 6,365 GWh, explained by the higher demand in the industrial and commercial segments. The residential segment has declined 4.4% vis-à-vis 2001, as a result of the change in consumer habits following the electricity-rationing programme that led to lower consumption levels.

Revenues from electricity sales to final customers increased 24.5%, totalling R$857.4 million, as a result of: i) the 19.89% yearly tariff adjustment in August 2001; ii) the extraordinary tariff adjustment of around 6%, implemented by ANEEL on December 27th, 2001; and iii) the 15.97% yearly tariff adjustment in August 2002. It is worth mentioning that Escelsa has a tariff revision every three years, the next one being on August 7th, 2004.

Energy acquisition costs increased 8.3% as a result of the tariff adjustment in the energy acquisition contracts, reflecting the increase on Itaipú’s USD-indexed acquisitions and inflation pressures. The 4.7% increase in the other direct activity costs is explained by the rise in the transmission tariff. These non-controllable direct activity costs, accounted in the “Parcela A”, are a pass-through to the final tariff.

Overall, gross margin decreased 15.1% mainly justified by i) the one-off amount related to the “Regulatory Adjustment” accrued in the 2001 revenues; and ii) the reposition of the proportional amount of these accrued revenues that have already been recovered in 2002 through the 6% extraordinary tariff increase granted by ANEEL (-R$46.8 million included in “other revenues & taxes” line). The 4.4% decrease in sales in volume terms to the residential customers implies a fall in the gross profit margin.

Financial Debt (R$ m)	2002	2001	r%

BNDES	333.1	192.5	73.0%
Others	33.4	12.7	163.1%
Local currency	366.4	205.2	78.6%

Senior Notes	1,592.5	1,045.8	52.3%
Other	52.8	—	—
Dollar Denominated Debt	1,645.3	1,045.8	57.3%

Total Financial Debt	2,011.7	1,251.0	60.8%

Rationing Losses & “Parcela A” Asset to Recover	142.4	164.3	-13.3%

Hedging: Dollar Denominated Asset	296.3	256.7	15.4%

Financial Results (R$ m)	2002	2001	r%

Interest receivable / (payable)	(125.5)	(70.3)	-78.5%
Favourable / (unfavourable) FX	(448.5)	(95.2)	-370.9%
Gains / (losses) in group & associated companies	(65.3)	21.4	—
Other gains / (losses)	(32.2)	(21.0)	-53.5%

Financial Results	(671.4)	(165.1)	-306.7%

Extraordinary Results (R$ m)	2002	2001	r%

Fixed assets gains / (losses)	(13.9)	(2.7)	-406.6%
Other gains / (losses)	0.4	(1.3)	—

Extraordinary Results	(13.6)	(4.0)	-235.1%

Investment (R$ m)	2002	2001	r%

Recurring investments	60.2	67.8	-11.3%
Non-recurring investments	—	—	—

Total Operating Investments	60.2	67.8	-11.3%

Number of employees	2002	2001	r%

Number of employees	1,353	1,411	-4.1%

Financial Debt
2002	2001

Local currency financial debt increased 78.6% in comparison with 2001, as a result of the BNDES loan in 2002 related to the approved recovery for the rationing losses and “Parcela A”. Escelsa accounted for a receivable asset related the approved recovery in the amount of R$142.4 million. Moreover, as mentioned before the interest from this loan is a pass-through to the final tariff.

Regarding the dollar denominated debt, Escelsa has outstanding Senior Notes debt in the amount of US$431 million with a 10% coupon expiring in 2007. As a result of the strong devaluation of the Brazilian currency against the US Dollar, the Senior Notes liability in local currency increased 52.3% on a yearly basis. We remind that EDP S.A. owns the principal amount of US$357.4 million of Escelsa’s Senior Notes (see EDP’s Consolidated Financial Results, page 35). Hedging is therefore achieved at consolidated level.

Financial results were strongly influenced by the Real’s devaluation, which affected the Senior Notes liability. The devaluation increased the foreign exchange losses and worsened the interest related to the Senior Notes coupon. Also noteworthy in this section, is the fact that Enersul is equity consolidated in Escelsa through the vehicle Magistra S.A. (100% owned by Escelsa), which has a 65.2% interest in Enersul.

Several projects were abandoned following lower than expected consumptions in the market. The write-offs incurred were accounted as extraordinary results.

As for capex, the 11.3% decline is due to lower recurring investments, because of the consumption slowdown.

Income Statement	R$ million				€ million
	2002	2001	r%		2002	2001	r%

Revenues	837.2	867.8	-3.5%		306.2	418.6	-26.9%

Direct Activity Costs	550.8	530.4	3.8%		199.9	253.9	-21.3%

Gross Profit	286.5	337.4	-15.1%		106.3	164.7	-35.5%
Gross Profit/Revenues	34.2%	38.9%	-4.7	p.p.	34.7%	39.3%	-4.6	p.p.

Sundry materials & goods for resale	6.8	8.0	-14.2%		2.5	3.8	-34.5%
Outside supplies and services	50.1	42.0	19.3%		18.0	19.9	-9.5%
Personnel costs	63.1	62.3	1.3%		23.0	29.8	-23.0%
Other operating costs (or revenues)	3.9	1.8	117.6%		1.4	0.9	66.5%
Own work capitalised	(5.7)	(0.0)	—		(1.5)	(0.0)	—
Operating Costs	118.3	114.0	3.7%		43.4	54.4	-20.3%

EBITDA	168.2	223.4	-24.7%		62.9	110.2	-43.0%
EBITDA/Revenues	20.1%	25.7%	-5.6	p.p.	20.5%	26.3%	-5.8	p.p.

Depreciation	57.1	55.5	2.9%		21.1	26.4	-20.4%
Provision	16.2	46.1	-64.9%		7.2	22.3	-67.5%

EBIT	95.0	121.8	-22.0%		34.6	61.5	-43.8%
EBIT/Revenues	11.3%	14.0%	-2.7	p.p.	11.3%	14.7%	-3.4	p.p.

Financial Results	(671.4)	(165.1)	-306.7%		(206.3)	(70.5)	-192.5%
Extraordinary Results	(13.6)	(4.0)	-235.1%		(4.5)	(1.9)	-131.4%

Income Before Taxes	(590.0)	(47.4)	—		(176.2)	(10.9)	—
Income taxes	(80.8)	(21.2)	-280.2%		(29.5)	(6.9)	-328.5%

Net Income	(509.3)	(26.1)	—		(146.7)	(4.1)	—

Operating costs increased 3.7% due to the 19.3% increase in supplies and services. This increase is mainly explained by: i) the high inflation in 2002 (25.3%), ii) energy conservation programmes, and iii) services provided to customers (which matching entries are recorded in the “other revenues and taxes” item). The 24.7% fall in EBITDA is not a true comparison due to the one-off amount accrued in 2001.

The strong devaluation of the Brazilian currency took its toll in Escelsa’s bottom-line. Escelsa’s total contribution to EDP’s consolidated results in 2002 amounts to -€80.3 million (see footnote). Nevertheless, bearing in mind the foreign exchange gain at EDP S.A. related to Escelsa’s Senior Notes (€37.8 million net of taxes), which offset Escelsa’s foreign exchange loss, the total impact is -€42.5 million.

Important note: the figures presented in this section are given only for analysis purposes. In 2002 Escelsa was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 54.74% of Escelsa.  The contribution of Escelsa accounts in Euros to EDP consolidated results from October 2002 until December 2002 is presented in the page 39.

Enersul

Energy Sales (GWh)	2002	2001	r%

Energy contracted	3,702	3,697	0.1%
Itaipú’s contract losses	(93)	(120)	-22.9%

Transmission losses	(68)	(59)	16.0%

Energy delivered to distribution	3,541	3,518	0.7%
Distribution losses	(515)	(390)	32.3%

Energy sales to MAE (wholesale market)	271	456	-40.5%
Residential	862	869	-0.7%
Industrial	671	618	8.7%
Commercial	527	523	0.9%
Other	693	663	4.5%
Energy sales to final customers	2,754	2,672	3.1%

Total energy sales	3,025	3,128	-3.3%

Gross profit (R$ m)	2002	2001	r%

Energy acquisition	172.4	156.9	9.9%
Other direct activity costs	64.0	58.7	9.0%
Regulatory adjustments	5.5	2.6	109.8%
Total direct activity costs	241.9	218.2	10.9%

Electricity sales to MAE (wholesale market)	(17.6)	46.2	—
Residential	175.4	154.0	13.9%
Industrial	80.5	60.1	33.9%
Commercial	104.0	83.2	25.0%
Other	87.3	70.9	23.1%
Electricity sales to final customers	447.2	368.3	21.4%
Total electricity sales	429.6	414.5	3.6%

Other revenues & taxes	(33.6)	(19.7)	-70.6%
Regulatory adjustments	28.6	88.9	-67.9%
Total revenues	424.6	483.7	-12.2%

Gross profit	182.7	265.5	-31.2%

In 2002, Enersul’s electricity sales to final customers rose 3.1% reaching 2,754 GWh. The increase in the industrial segment, led by the iron and food industries in Enersul’s region, was dented by the residential and commercial segments’ performance. Nevertheless, Enersul’s residential segment was not as affected as Bandeirante and Escelsa by the enduring effects of the electricity-rationing programme. The increase in the weight of electricity distributed to final customers meant that distribution losses increased to pre-rationing levels (534 GWh in 2000).

Revenues from electricity sales to final customers increased 21.4%, totalling R$447.2 million, due to: i) the 18.24% yearly tariff adjustment in April 2001; ii) the extraordinary tariff adjustment of around 5.2%, implemented by ANEEL on 27 December 2001; and iii) the 12.25% yearly tariff adjustment in April 2002. It is worth mentioning that Enersul will have a tariff revision every four years, the first one being on April 8th, 2003.

Energy acquisition costs increased 9.9% as a result of the tariff adjustment in the energy acquisition contracts, following the increase on Iatipú’s USD-indexed acquisitions and inflation pressures. The other direct activity costs felt the increases in the transmission tariff and in the fuel usage quota. Nevertheless, these non-controllable direct activity costs are a pass-through to the final tariff through the “Parcela A” recognition.

Gross profit fell 31.2% because of: i) the one-off accrued amount related to the regulatory recovery framework in 2001 ii) the reposition of the proportional amount of these accrued revenues that have already been recovered in 2002 through the 5.2% extraordinary tariff increase granted by ANEEL (-R$22.0 million included in “other revenues & taxes” line); iii) the decreasing weight of residential clients, and iv) a correction of the amounts received in the wholesale market regarding 2000 and 2001.

Financial Debt (R$ m)	2002	2001	r%

Magistra S.A. (Group)	66.0	1.5	4407.9%
BNDES	157.7	79.9	97.4%
Others	154.1	193.7	-20.4%
Local currency	377.8	275.0	37.4%

Dollar Denominated Debt	199.4	152.3	30.9%

Total Financial Debt	577.2	427.3	35.1%

Rationing Losses & “Parcela A” Asset to Recover	141.6	71.5	97.9%

Hedging: Dollar Denominated Asset	6.0	3.6	64.9%

Financial Results (R$ m)	2002	2001	r%

Interest receivable / (payable)	(21.0)	(29.0)	27.5%
Favourable / (unfavourable) FX	(45.2)	(24.4)	-84.7%
Gains / (losses) in group & associated companies	1.2	1.1	9.7%
Other gains / (losses)	(3.3)	8.4	—

Financial Results	(68.3)	(43.9)	-55.5%

Extraordinary Results (R$m)	2002	2001	r%

Fixed assets gains / (losses)	(5.8)	(3.7)	-57.5%
Other gains / (losses)	(51.5)	0.4	—

Extraordinary Results	(57.3)	(3.3)	—

Investment (R$m)	2002	2001	r%

Recurring investments	56.0	80.2	-30.2%
Non-recurring investments	37.4	28.9	29.6%

Total Operating Investments	93.4	109.0	-14.4%

Number of employees	2002	2001	r%

Number of employees	928	978	-5.1%

Financial Debt
2002	2001

Local currency financial debt increased 37.4% in a yearly basis, as a result of the BNDES loan in 2002 related to the approved recovery for the rationing losses and “Parcela A”. Enersul accounted for a receivable asset related the approved recovery in the amount of R$141.6 million. Moreover, as mentioned before the interest from this loan is a pass-through to the final tariff. Regarding the Dollar denominated debt, the 30.9% increase is mostly explained by the strong devaluation (52.27%) of the Brazilian currency against the US Dollar.

Financial results deteriorated by 55.5%, due to the strong Real devaluation, which took its toll on the foreign exchange item.

The 30.2% decline in capex was a result of consumption slowdown. The non-recurring investment is related to a new gas turbine for a thermal power plant bought before EDP achieved indirect control over Enersul. However, this gas turbine will be sold since Brazilian market conditions are not favourable for this type of emission. The company has decided to make a R$50 million (extraordinary results) provision for the re-sale value.

Income Statement	R$ million				€ million
	2002	2001	r%		2002	2001	r%

Revenues	424.6	483.7	-12.2%		156.2	233.2	-33.0%

Direct Activity Costs	241.9	218.2	10.9%		88.1	103.8	-15.1%

Gross Profit	182.7	265.5	-31.2%		68.0	129.4	-47.4%
Gross Profit/Revenues	43.0%	54.9%	-11.9	p.p.	43.6%	55.5%	-11.9	p.p.

Sundry materials & goods for resale	9.4	12.9	-27.2%		3.4	5.9	-42.0%
Outside supplies and services	32.9	27.9	18.0%		11.8	13.2	-10.4%
Personnel costs	48.2	44.6	8.0%		17.7	21.3	-17.2%
Other operating costs (or revenues)	2.4	1.3	90.8%		0.9	0.6	49.5%
Own work capitalised	(0.2)	(0.3)	26.9%		(0.1)	(0.1)	41.2%
Operating Costs	92.7	86.4	7.3%		33.7	40.9	-17.5%

EBITDA	90.0	179.1	-49.8%		34.3	88.6	-61.3%
EBITDA/Revenues	21.2%	37.0%	-15.8	p.p.	22.0%	38.0%	-16.0	p.p.

Depreciation	53.6	46.3	15.7%		19.5	22.0	-11.5%
Provision	12.2	12.0	2.4%		3.8	5.4	-30.5%

EBIT	24.2	120.9	-80.0%		11.1	61.2	-81.9%
EBIT/Revenues	5.7%	25.0%	-19.3	p.p.	7.1%	26.2%	-19.1	p.p.

Financial Results	(68.3)	(43.9)	-55.5%		(21.9)	(20.0)	-9.7%
Extraordinary Results	(57.3)	(3.3)	—		(15.8)	(1.7)	—

Income Before Taxes	(101.4)	73.7	—		(26.7)	39.5	—
Income taxes	(7.2)	26.7	—		(1.9)	14.2	—

Net Income	(94.1)	47.0	—		(24.7)	25.3	—

Operating costs increased 7.3% explained by: i) an 18.0% rise in the supplies and services mostly related to higher maintenance costs and inflation pressures; and ii) an 8.0% increase of the personnel costs justified by a 7.0% salary increase resulting from a benchmark adjustment and inflation pressures. The reduction in the number of employees in 2002 was not enough to offset the salary increase since it has occurred mainly in the 2H2002.

EBITDA decreased to R$90.0 million, down 49.8%, mostly explained by the decrease in the gross profit, which is not directly comparable.

Overall, Enersul’s net income was negatively influenced by the strong Real depreciation and by a non-recurring provision in the amount of R$50 million.

Important note: figures presented in this section are given only for analysis purposes. In 2002 Enersul was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 35.69% of Enersul through its stake in Escelsa (which controls 65.20% of Enersul). The contribution of Enersul accounts in Euros to EDP consolidated results from October 2002 until December 2002 is presented in the page 39.

Telecoms - ONI Way Write-off

1                                         ONI Way Write-off -  €245.9 millions

1) 70% of the tax credit (@ 33 % tax rate) that Vodafone is expected to benefit from, as a result of the deduction of ONI Way’s tax loss carry forward (payable when actually received by Vodafone). Total estimated loss at ONI Way after unwinding is estimated to amount to €319.8 million, corresponding to €73.9 million of tax credit  receivable by Vodafone in 3 years.

2                                         Impact on ONI Group and EDP Consolidated Accounts

•                                          December 2002: ONI decided to discontinue its mobile operations following the proposal made by the three Portuguese Mobile Operators for the acquisition of ONI Way’s assets and share capital.

•                                          Terms of the deal: (i) part of ONI Way’s assets were sold to Optimus, TMN and Vodafone for a total consideration of €150.0 million; and (ii) Vodafone commited to acquire ONI Way’s share capital for the equivalent of 70% of the tax credits that it should benefit from.

•                                          EDP was able to reduce the initial estimate of shutdown costs and “additional investment committed” following successful negotiations with suppliers and operators.

•                                          All ONI Way’s foreseeable shut down costs and potential losses are included in the €280 million provision booked in the 2002 accounts.

•                                          Accumulated expenditures in UMTS, including shutdown costs, totalled €480.0 million, of which €340 million were financed through equity and capital loans from shareholders. Subsequent to the sale of assets and renegotiations with suppliers, the company ended 2002 with €20.2 million in equity.

•                                          Shareholders should receive €73.9 million from the sale of ONI Way to Vodafone. This is equivalent to 70% of the estimated tax credit and will be paid as soon as approved by the Portuguese tax authorities and utilized by Vodafone. Total net proceeds to the shareholders amount to €94.1 million.

•                                          The total impact of this operation on ONI consolidated accounts is a one-off loss of €192.2 million, of which €173.9 million were accounted for as financial results (through the equity consolidation of ONI Way). The balance was reflected through a non-recurring generic provision of €18.3 million at ONI SGPS.

•                                          Given EDP’s 56% ownership in ONI SGPS, this write-off represents a net loss in EDP’s Consolidated accounts of €107.7 million.

Telecoms - Fixed Line (Portugal & Spain)

Operating Revenues (€ m)	2002	2001	r%

Voice telecommunications services	160.0	108.8	47.0%
Data telecommunications services	84.0	20.2	316.9%
Other telecommunications income	29.8	28.0	6%
Revenues from telecommunications services	273.8	157.0	74.4%
Equipment sales	23.7	30.9	-23.3%
Revenues from equipment sales	23.7	30.9	-23.3%

Operating revenues	297.5	187.9	58.3%

Direct Activity Costs (€ m)	2002	2001	r%

Cost of telecommunications services	142.5	102.4	39.2%
Cost of equipment sales	14.9	20.7	-28.1%

Direct activity costs	157.4	123.1	27.9%

Gross Profit (€ m)	2002	2001	r%

Gross profit on telecommunications services	131.3	54.6	140.3%
Gross profit on equipment sales	8.8	10.2	-13.4%

Gross Profit	140.1	64.8	116.1%

Charts are presented on a like-for-like basis. Includes Oni Spain (Comunitel and Germinus) in 2001 even though the company was only acquired in 3Q2001.

Operating revenues generated at the fixed line operator rose 58.3% to 297.5 million in 2002. Proceeds from telecommunication services, which represent 92.0% of total revenues, climbed 74.4% to €273.8 million thanks to the significant growth of both voice and data services revenues.

Voice services, which accounted for 58.4% of revenues from telecommunication services, reached €160.0 million, up 47.0% year-on-year. By the end of 2002, voice traffic operated by ONI totalled 1,651.4 million minutes, up 38.9% relative to 2001, and the number of equivalent client lines (CLIs) totalled 506,338, representing a 3.8% annual growth on a like-for-like basis. There was a 34% increase in the number of minutes used per line due in great part to the gradual liberalization of short-distance calls (local traffic) in Portugal.

Proceeds from data services amounted to €84.0 million in 2002, representing 30.7% of revenues from telecommunication services. At the end of 2002, the number of registered Internet accounts at ONI totalled 367,641, up 45.7%, which translated into a 27.0% growth in ISP traffic, to 749.2 million minutes in 2002.

Direct activity costs for telecommunication services rose 39.2% to €142.5 million, which due to the 58.3% increase in revenues, led to a 12.6 p.p. increase in ONI’s gross margin. This is explained by ONI’s increased use of its extensive fibre optic backbone and the growing number of direct access clients.

Important Note: In view of the decision that was taken last December to discontinue UMTS operations, ONI Way was consolidated in ONI’s 2002 financial statements through the Equity Method.

Operating Income Statement (€ m)	ONI PT	ONI Spain	ONI Group

Operating revenues	166.7	130.8	297.5

Direct activity costs	79.9	77.5	157.4

Gross Profit	86.8	53.3	140.1
Gross Profit/Revenues	52.1%	40.8%	47.1%

Outside supplies and services - Group	1.0	0.0	1.0
Outside supplies and services - Non-Group	84.2	37.7	121.8
Personnel Costs	42.7	27.1	69.8
Other operating costs (or revenues)	(7.1)	0.3	(6.8)
Own work capitalised	(0.5)	(0.0)	(0.5)
Operating costs	120.2	65.1	185.3

EBITDA	(33.4)	(11.8)	(45.1)
EBITDA/Revenues	-20.0%	-9.0%	-15.2%

Balance Sheet (€ m)	ONI PT	ONI Spain	ONI Group

Intangible Assets	151.4	120.2	344.1
Fixed Assets	198.4	39.7	242.9
Other Assets	242.9	108.2	324.5
Total Assets	592.7	268.2	911.4

Financial debt	222.0	107.3	629.9
Provisions	0.8	2.9	22.1
Other Liabilities	262.3	88.8	346.5
Total Liabilities	485.1	199.1	998.5

Minority interests	(0.0)	(0.8)	(0.8)

Shareholders’ equity	107.5	28.2	(86.3)

Total liabilities & shareholders’ equity	592.7	226.5	911.4

Number of employees	2002	2001	r%

Fixed Line Portugal	732	806	-9.2%
Fixed Line Spain	594	609	-2.5%
Mobile	291	304	-4.3%

Total	1,617	1,719	-5.9%

Charts are presented on a like-for-like basis. Includes Oni Spain (Comunitel and Germinus) in 2001 even though the company was only acquired in 3Q2001.

Revenues at ONI Portugal increased by 32.6% year-on-year to €166.7 million, and represent 56.0% of ONI Group’s total proceeds. Data services’ revenues were the main contributor to this evolution: (i) ISP traffic at ONI Portugal recorded a 27.6% annual growth, to 703.8 million minutes in 2002; (ii) data services’ revenues for the period were positively affected by a change in ISP’s business model following the review of interconnection agreements with operators.

ONI Spain’s operating revenues totalled €130.8 million in 2002, out of which 70.1% came from voices services. These proceeds recorded a significant growth, up 78.8% year-on-year, mostly due to: (i) the inclusion of Comunitel and Germinus contributions for the full year 2002 (incorporated in 2001 financial statements since their acquisition - June 2001); (ii) a 40.6% increase in ONI Spain voice traffic, to 918.7 million minutes in 2002.

Supplies and services at ONI increased 5.2% to €122.8 million in 2002, of which €37.7 million came from ONI Spain. The major components of these operating costs are: (i) specialized services, namely in IT, representing 40% of total S&S and (ii) client acquisition costs in the fixed line business, including advertising, representing 20% of total S&S.

In 2002, personnel costs totalled €69.8 million, down 8.2% year-on-year. This evolution reflects the observed reduction in ONI’s number of employees, namely in the fixed line business (we recall ONI Way was consolidated through the equity method in 2002).

Operating Income Statement (€ m)	2002	2001	r%

Revenues from telecommunications services	273.8	157.0	74.4%
Revenues from equipment sales	23.7	30.9	-23.3%
Operating revenues	297.5	187.9	58.3%

Direct activity costs	157.4	123.1	27.9%

Gross Profit	140.1	64.8	116.1%
Gross Profit/Revenues	47.1%	34.5%	12.6	p.p.

Outside supplies and services - Group	1.0	7.4	-86.6%
Outside supplies and services - Non-Group	121.8	109.4	11.4%
Personnel Costs	69.8	76.0	-8.2%
Other operating costs (or revenues)	(6.8)	(5.9)	-15%
Own work capitalised	(0.5)	(38.5)	98.7%
Operating costs	185.3	148.4	24.9%

EBITDA	(45.1)	(83.5)	46.0%
EBITDA/Revenues	-15.2%	-44.4%	29.3	p.p.

Depreciation and amortisation	63.5	48.9	29.9%
Provisions	7.9	3.7	111%

EBIT	(116.5)	(136.1)	14.4%
EBIT/Revenues	-39.2%	-72.4%	33.3	p.p.

Financial Results	(217.0)	(41.4)	—
Extrordinary Results	(48.3)	4.5	—
EBT	(381.8)	(173.1)	-120.6%

Taxes and Minorities	(36.7)	(114.4)	68%
Net Income	(345.1)	(58.7)	—

Investment (€ m)	2002	2001	r%

Fixed line Portugal	53.2	52.8	0.7%
Recurrent	4.4	5.2	-15.0%
Non-recurring	48.8	47.6	2.4%
Fixed line Spain	87.6	30.8	184.2%
Recurring	5.0	2.6	96.6%
Non-recurring	82.6	28.3	192.2%
Mobile	171.2	155.4	10.2%
Recurring	—	47.8	—
Non-recurring	171.2	107.6	59.1%

Total operating investment	312.0	239.0	30.5%

Total operating costs increased 24.9% to €185.3 million in 2002 following the cost-cutting programme implemented in late 2001. This resulted in a 46.0% improvement in EBITDA for the period.

The Group’s decision to discontinue its mobile operation resulted in a write-off of €173.9 million reflected in Oni’s financial charges. In addition Oni also accounted for a generic provision of €18.3 million, as an extraordinary cost, to provide for potential future liabilities from this transaction.

The 2002 financial statements also include a €20 million non-recurring provision following the shutdown of Shopping Direct, a fully-owned subsidiary which centred its activity on e-commerce.

Accumulated operating investments amounted to €312.0 million up 30.5% due to: i) investments in mobile operations during the first nine months; ii) the expansion of the network in the fixed business (namely Lisbon and Porto MAN) and direct access infrastructure (xDSL deployment both in Portugal and Spain). Fixed line non-recurring investment in Spain increased significantly to €87.6 million, up from €30.8 million in 2001, mostly due to the acquisition of cable access rights (IRU – Indefeasible Right of Use) for €52.1 million.

Information Technology

Operating Income Statement (€ m)	2002	2001	r%

Sales	35.5	39.1	-9.3%
Services Provided	188.5	149.9	25.8%
Operating Revenues	224.0	189.0	18.5%

Sundry materials and goods for resale	31.6	34.2	-7.4%
Outside supplies and services - Group	5.2	6.9	-24.2%
Outside supplies and services - Non-group	69.9	58.8	18.9%
Personnel Costs	75.5	65.4	15.4%
Other operating costs (or revenues)	(0.9)	(4.4)	80.4%
Own work capitalised	(12.6)	(21.7)	41.7%
Operating Costs	168.7	139.1	21.3%

EBITDA	55.3	49.9	10.8%
EBITDA/Operating Revenues	24.7%	26.4%	-1.7	p.p.

Depreciation and amortisation	18.9	17.8	6.3%
Provisions	0.8	1.0	-18.6%

EBIT	35.6	31.1	14.2%
EBIT/Operating Revenues	15.9%	16.5%	-0.6	p.p.

Number of employees	2002	2001	r%

Number of Employees	1,713	1,551	10.4%

Edinfor, the EDP Group’s information technology company provides IT consulting services and develops, implements and operates information systems. Operating revenues at Edinfor totalled €224.0 million in 2002, up 18.5%. Services provided by Edinfor represent 84.1% of total proceeds and increased 25.8% year-on-year, to €188.5 million in 2002. Most of this growth comes from the continued involvement of the Edinfor Group companies in the development and installation of SAP-related projects. Services provided to non-EDP Group companies amounted to €103.2 million or 46.1% of total operating revenues.

Operating costs totalled €168.7 million up 21.3%. This increase is due to the 18.9% and 15.4% rise in supplies and services and personnel costs, respectively following increased demand for the company’s services.

Operating income reached €35.6 million, an improvement of 14.2% when compared with 2001, however, EBITDA and EBIT margins declined 1.7 p.p. and 0.6 p.p., respectively. This is mostly due to the transfer to EDP Distribuição of some assets related to the development of an IT system based on the SAP platform. Edinfor lost  intra-group revenues it previously earned from providing this service to EDP’s electricity distribution company.

Consolidated Financial Results

Financial Results (€ m)	2002	2001	r%

Net Interest paid	(283.2)	(235.3)	-20.4%
Income from group&assotiated companies	14.6	11.6	25.4%
Goodwill amortization	(56.7)	(49.7)	-14.1%
Unfavourable foreign exchange differences	(22.8)	(63.7)	64.1%
Favourable foreign exchange difference	90.3	62.3	44.8%
Investment income	40.0	16.8	137.9%
Other	(1.1)	52.5	—

Financial results	(218.9)	(205.3)	-6.6%

Income from Equity Method (€ m)	2002	2001	r%

REN (30%)	19.4	13.4	45.2%
Escelsa (54.74%)(1)	(102.9)	(13.5)	—
HidroCantábrico (19% x 50%)(2)	7.9	7.0	11.8%
CEM (22%)	7.9	4.2	87.7%
Other	(7.5)	0.5	—
Sub-total	(75.3)	11.6	—
Escelsa Bonds Gain	89.8	—	—
Total	14.6	11.6	25.4%

(1) Escelsa and Enersul were equity consolidated as at September 2002. Since October these companies are fully consolidated. EDP controls 54.74% of Escelsa and 35.69% of Enersul.

(2) Hidrocantábrico was equity consolidated (19% x 50%) through May 30, 2002. Since June 2002 it was proportionally consolidated in accordance with EDP’s stake in its holding company Adygesinval (40%).

This line also includes the equity consolidation of HC’s affiliates, by means of its proportional consolidation.

Goodwill amortization (€ m)	2002	2001	r%

Hidrocantábrico	16.5	—	—
EBE	8.4	12.8	-34.3%
IVEN	18.4	18.4	0.0%
OPTEP	—	8.5	—
ACE Holding	4.5	4.4	2.0%
Comunitel	8.9	5.5	61.1%

Total	56.7	49.7	14.1%

The Group’s financial results amounted to a negative €218.9 million:

1. Net interest charges increased by €47.9 million, despite average annual cost of debt going down from 4.30% to 3.71%;

2. Investment income increased by €23.2 million thanks to cash dividends received in 2002 from: Iberdrola €15.8 million (€14.8 million in 2001); BCP €14.9 million; GalpEnergia €5.4 million and Tejo Energia € 3.0 million (€0.5 million in 2001);

3. A €40.8 million reduction in foreign exchange losses mostly due to the early repayment of Bandeirante’s dollar-denominated debt in the end of 2001;

4. The inclusion of a €56.4 million forex gain that resulted from the hedging operation of Escelsa’s US Dollar denominated debt. As of 31st December 2002 EDP S.A. owned US$357.4 million of the total US$430 million Escelsa bonds outstanding;

5. A net negative contribution from group and associated companies of €75.3 million in 2002 compared with a positive contribution of €11.6 million in 2001. This loss is the result of the impact of the Real devaluation on Escelsa and Enersul’s (IVEN) dollar-denominated debt through September 30, 2002.

6. A €89.8 million financial gain from the acquisition of the Escelsa Bonds at a 25% average discount to its face value.

Consolidated Extraordinary Results

Extraordinary Results (€ m)	2002	2001	r%

Fixed assets gains / (losses)	11.9	25.0	-52.4%
Decrease in deprec. and provisions	78.1	17.7	340.5%
Increase in deprec. and provisions	(299.2)	(3.1)	—
Prior year adjustment (net)	(4.2)	5.8	—
Hydrological correction	—	47.5	—
Depreciation of subsidies and concessions	76.1	68.8	10.6%
Bad debts	(9.1)	(1.4)	—
Inventory gains / (losses)	(2.3)	(2.6)	13.5%
Other gains / (losses)	(31.1)	(31.8)	2.2%

Extraordinary Results	-179.8	126.0	—

2001 Hydrological Fund (€ m)

Initial Balance (31 Dec 2000)	Changes to the Hydrological Fund		EDP Extraordinary Income	Final Balance (31 Dec 2001)
	2001	Financial Costs

365.5	48.9	20.6	47.5	387.5

2002 Hydrological Fund (€ m)

Initial Balance (31 Dec 2001)	Changes to the Hydrological Fund		EDP Extraordinary Income	Final Balance (31 Dec 2002)
	2002	Financial Costs

387.5	-76.1	12.7	—	324.1

The EDP Group’s net extraordinary loss amounted to €179.8 million.

While ONI S.G.P.S. only equity consolidated ONI Way, EDP had to fully consolidate ONI Way. As such, the €107.7 million net effect from the write-off of ONI Way (please refer to the Telecom chapter of this document) is included in EDP’s line-by-line consolidated accounts. EDP’s extraordinary results include: i) Oni Way’s €280.9 million shutdown provision which is made up of the total net cost of the UMTS operation amounting to €319.8 million, minus ONI Way’s 2002 net loss; ii) Oni S.G.P.S.’s €18.3 million generic provision; and iii) EDP’s proportion of the total tax credit (a minus cost under “other extraordinary losses”).

Unlike what occurred in 2001, this year EDP has not recognized any extraordinary income associated with the hydrological correction account’s surplus, given that 2002 was a particularly dry year.

Regarding the disposal of OPTEP-Optimus, even though the exercise period of EDP’s call option terminated last September, the group still retains for a period of three years an exposure to the variations in the value of the shares sold in March 2002. As such, and being prudent, the relevant capital gain arising from this sale remains deferred and was not reflected in the 2002 results.

Following the approval of the sale by the Moroccan authorities of the Group’s shareholding in Redal, EDP booked a €15.8 million capital gain.

Other capital gains and losses include a €20.3 million loss regarding the write-off of Shopping Direct by ONI Web and €27.9 million gain on the sale of some office buildings to EDP’s pension fund according to an independent valuation.

Consolidated Income Statement

Consolidated Income Statement (€ m)	2002	2001	r%

Electricity Sales	5,876.2	5,201.3	13.0%
Other Sales	112.0	98.0	14.3%
Services Provided	393.3	351.1	12.0%
Operating Revenues	6,381.5	5,650.4	12.9%

Electricity	3,005.5	2,524.3	19.1%
Fuel	465.5	377.2	23.4%
Sundry materials and goods for resale	219.6	178.2	23.2%
Outside supplies and services	675.1	651.2	3.7%
Personnel costs	624.8	592.0	5.5%
Concession fees	158.2	149.1	6.1%
Other operating costs (or revenues)	(9.3)	(43.3)	78.6%
Own work capitalised	(241.8)	(232.5)	-4.0%
Operating costs	4,897.7	4,196.2	16.7%

EBITDA	1,483.8	1,454.2	2.0%
EBITDA/Revenues	23.3%	25.7%	-2.5	p.p.

Depreciations	738.6	664.7	11.1%
Provisions	100.6	116.0	-13.2%

EBIT	644.6	673.5	-4.3%
EBIT/Revenues	10.1%	11.9%	-1.8	p.p.

Financial Results	(218.9)	(205.3)	-6.6%
Extraordinary Results	(179.8)	126.0	—

Income before taxation	245.8	594.2	-58.6%

Income Taxes	173.2	203.0	-14.6%
Minorities	(262.7)	(59.6)	-341.1%

Net Income	335.3	450.8	-25.6%

Adjusted Cash Flow and Consolidated Balance Sheet

Cash Flow (€ m)	2002	2001	r%

Net Income	335.3	450.8	-25.6%
Depreciation	738.6	664.7	11.1%
Provisions	100.6	116.0	-13.2%

Cash-Flow	1,174.5	1,231.5	-4.6%

Tariff Adjustment	(70.5)	(42.2)	-66.9%
Hydrological Correction	(76.1)	48.9	—
Hydrological Account Interest	12.7	20.6	-38.3%

Adjusted Cash-Flow	1,040.6	1,258.7	-17.3%

Assets (€ m)	2002	2001

Currents assets
Cash and cash equivalents	55.7	34.4
Accounts receivable - trade, net	864.6	796.0
Shareholders	—	106.3
Accounts receivable - other, net	468.3	340.1
Inventories	150.3	109.0
	1,538.9	1,385.8

Long-term receivables	537.3	102.9
Net fixed assets	14,551.5	14,003.6
Accrued income	374.8	140.6
Prepaid expenses	757.9	600.3

Total assets	17,760.3	16,233.1

Liabilities (€ m)	2002	2001

Current liabilities
Short-term debt and current portion of long-term debt	3,896.7	1,744.3
Accounts payable - trade, net	1,017.8	754.3
State and other public entities	88.5	196.7
Accounts payable - other, net	195.8	105.9
	5,198.8	2,801.3

Long-term debt	3,940.7	4,054.8
Accrued pension liabilities	—	—
Provisions	804.5	831.5
Hydrologic correction account	324.1	387.5
Other liabilities	126.8	83.8

Accrued expenses	294.5	213.3
Deferred income	1,740.4	1,523.5

Total liabilities	12,430.0	9,895.7

Minority interest	24.6	240.7

Shareholders’ equity (€ m)	2002	2001

Share capital	2,956.5	2,966.9
Revaluation reserves	1,174.9	2,020.9
Legal reserves	243.7	221.2
Other reserves	(484.3)	(37.7)
Equity Adjustments	(269.0)	—
Retained earnings	1,348.6	474.6
Net income for the year	335.3	450.8
Sharehoders’ equity	5,305.8	6,096.8

Total liabilities and shareholders’ equity	17,760.3	16,233.1

EDPs shareholdings in BCP and Iberdrola were marked-to-market as of 31st December 2002, resulting in a decrease in Shareholders equity (reserves) of €269.0 million.

The impact on EDP’s balance sheet of the foreign exchange gain associated to the Escelsa bonds held by EDP (a gross-up of financial assets by €56.4 million) was reverted against a “Currency Conversion Reserve” (a €56.4 million decrease in both Assets and Shareholders’ Equity). The Escelsa bonds bought by EDP S.A. (accounted in EDP S.A.’s balance sheet), serve the sole purpose of covering Escelsa’s US Dollar liability, consequently on a consolidated basis this asset and the corresponding liability were netted off.

There is an adjustment of €846 million in revaluation reserves, which is reflected in retained earnings.

Income Statement by Business Areas

2002 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Escelsa(2)	Enersul(2)	ONI	Information Technology	Consolidated

Electricity Sales	1,423.7	3,456.4	321.4	567.8	68.0	32.8	—	—	5,876.2
Other Sales	18.7	21.6	—	—	—	—	23.7	35.5	112.0
Services Provided	18.2	1.7	—	—	—	—	273.8	188.5	393.3
Operating Revenues	1,460.6	3,479.7	321.4	567.8	68.0	32.8	297.5	224.0	6,381.5

Electricity	37.2	2,346.8	175.4	429.1	42.2	18.2	—	—	3,005.5
Fuel	465.5	—	—	—	—	—	—	—	465.5
Sundry materials and goods for resale	4.4	80.1	39.3	2.9	0.5	0.6	157.4	31.6	219.6
Outside supplies and services	73.0	203.3	19.7	27.7	4.0	4.0	122.8	75.1	675.1
Personnel costs	119.6	379.6	18.3	31.8	4.4	3.4	69.8	75.5	624.8
Concession fees	3.7	154.0	—	—	—	—	—	—	158.2
Other operating costs (or revenues)	(4.8)	(12.6)	3.4	4.8	—	—	(6.8)	(0.9)	(9.3)
Own work capitalised	(26.2)	(160.7)	(2.7)	(0.8)	—	—	(0.5)	(12.6)	(241.8)
Operating costs	672.3	2,990.4	253.6	495.3	51.0	26.3	342.7	168.7	4,897.7

EBITDA	788.2	489.2	67.8	72.4	17.0	6.5	(45.1)	55.3	1,483.8
EBITDA/Revenues	54.0%	14.1%	21.1%	12.8%	25.0%	19.9%	-15.2%	24.7%	23.3%

Depreciations	228.2	330.2	26.9	41.3	4.0	3.9	63.5	18.9	738.6
Provisions	11.7	65.1	2.9	—	0.3	—	7.9	0.8	100.6

EBIT	548.3	93.9	38.1	31.1	12.7	2.6	(116.5)	35.6	644.6
EBIT/Revenues	37.5%	2.7%	11.8%	5.5%	18.6%	7.9%	-39.2%	15.9%	10.1%

Financial Results	(90.1)	(46.8)	(37.7)	(34.5)	30.3	(1.4)	(217.0)	(13.9)	(218.9)
Extraordinary Results	7.1	85.7	(5.2)	(6.5)	(2.6)	(14.6)	(48.3)	(6.9)	(179.8)

Income before taxation	465.3	132.8	(4.9)	(9.9)	40.4	(13.4)	(381.8)	14.8	245.8

Income taxes	170.6	40.0	(1.8)	(5.3)	(0.8)	—	(33.6)	6.6	173.2
Minority interests	2.3	—	(0.4)	—	—	—	(3.1)	0.5	(262.7)

Net Income	292.3	92.8	(2.7)	(4.6)	41.2	(13.4)	(345.1)	7.7	335.3

Note: Business segment accounts not audited

(1) 40% of June 2002 to December 2002.

(2) Full consolidation from October 2002 to December 2002.

2001 (€ m)	EDP Produção	EDP Distribuição	HC	Bandeirante	Escelsa	Enersul	ONI	Information Technology	Consolidated

Electricity Sales	1,266.7	3,258.5	—	690.5	—	—	—	—	5,201.3
Other Sales	12.4	19.9	—	—	—	—	30.9	39.1	98.0
Services Provided	14.6	1.6	—	—	—	—	157.0	149.9	351.1
Operating Revenues	1,293.7	3,280.0	—	690.5	—	—	187.9	189.0	5,650.4

Electricity	3.7	2,047.7	—	497.4	—	—	—	—	2,524.3
Fuel	377.2	—	—	—	—	—	—	—	377.2
Sundry materials and goods for resale	3.9	107.5	—	2.8	—	—	123.1	34.2	178.2
Outside supplies and services	69.6	213.3	—	36.4	—	—	116.8	65.7	651.2
Personnel costs	113.5	367.0	—	43.9	—	—	76.0	65.4	592.0
Concession fees	3.4	145.6	—	—	—	—	—	—	149.1
Other operating costs (or revenues)	(3.6)	(18.1)	—	4.7	—	—	(5.9)	(4.4)	(43.3)
Own work capitalised	(23.9)	(153.5)	—	—	—	—	(38.5)	(21.7)	(232.5)
Operating costs	543.8	2,709.5	—	585.2	—	—	271.4	139.1	4,196.2

EBITDA	749.9	570.5	—	105.3	—	—	(83.5)	49.9	1,454.2
EBITDA/Revenues	58.0%	17.4%	—	15.3%	—	—	-44.4%	26.4%	25.7%

Depreciations	225.1	324.6	—	35.8	—	—	48.9	17.8	664.7
Provisions	9.8	54.7	—	4.9	—	—	3.7	1.0	116.0

EBIT	515.0	191.2	—	64.6	—	—	(136.1)	31.1	673.5
EBIT/Revenues	39.8%	5.8%	—	9.4%	—	—	-72.4%	16.5%	11.9%

Financial Results	(91.3)	(24.7)	—	32.8	—	—	(41.4)	(9.5)	(205.3)
Extraordinary Results	6.4	90.5	—	(10.8)	—	—	4.5	(0.8)	126.0

Income before taxation	430.1	257.1	—	86.6	—	—	(173.1)	20.8	594.2

Income taxes	141.6	71.8	—	16.8	—	—	(51.5)	7.7	203.0
Minority interests	2.1	—	—	—	—	—	(62.9)	3.3	(59.6)

Net Income	286.3	185.3	—	69.9	—	—	(58.7)	9.8	450.8

Note: Business segment accounts not audited